Exhibit 99.1

SECOND QUARTER REPORT 2017

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Reports Second Quarter 2017 Results

●	Barrick reported second quarter net earnings attributable to equity holders (“net earnings”) of $1.084 billion ($0.93 per share), and adjusted net earnings[1] of $261 million ($0.22 per share).

●	The Company reported second quarter revenues of $2.160 billion, net cash provided by operating activities (“operating cash flow”) of $448 million, and free cash flow[2] of $43 million.

●	Gold production in the second quarter was 1.432 million ounces, at a cost of sales applicable to gold[3] of $726 per ounce, and all-in sustaining costs[4] of $710 per ounce.

●	Total debt was reduced by $309 million in the second quarter.

●	We continue to expect full-year gold production of 5.3-5.6 million ounces, at a cost of sales[3] of $780-$820 per ounce, and all-in sustaining costs[4] of $720-$770 per ounce.

●	Normal leaching operations, including the addition of cyanide, have resumed at the Veladero mine in Argentina, following the anticipated ramp up and testing of upgraded leach pad systems.

●

We completed the formation of our strategic partnership with Shandong Gold, a landmark agreement with the potential to create fundamental long-term value for our respective owners, as well as our community and government partners in Argentina.

●	Barrick will begin discussions with the Government of Tanzania next week concerning the concentrate export ban and other issues impacting Acacia Mining plc’s operations in the country.

TORONTO, July 26, 2017 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported second quarter results for the period ending June 30, 2017.

Our portfolio delivered higher gold production and a 10 percent decrease in direct mining costs compared to the prior-year period, resulting in lower cost of sales and all-in sustaining costs for the second quarter. A number of factors contributed to lower cash flow over the same period, including higher cash taxes paid, an increase in working capital, and a planned increase in capital expenditures focused on sustaining and growing the value of our operations over the long term. We expect higher cash flow in the second half of the year as a number of these factors abate.

Reflecting our drive to maximize the productivity and efficiency of our operations, we have completed the unification of our Cortez and Goldstrike operations, and we are accelerating the implementation of our digital transformation in Nevada, which will support unit cost improvements, increased throughput, and expanding margins. During the quarter we continued to optimize our portfolio for long-term value creation, completing the formation of a strategic partnership with

Shandong that has the potential to unlock the untapped mineral wealth of the El Indio Belt—a highly prospective district on the border of Argentina and Chile that is home to the Veladero mine, Pascua-Lama, Alturas, and other projects.

By applying strict capital discipline, leveraging innovation and digital technologies, and building distinctive partnerships, we are positioning Barrick to grow free cash flow per share over the long term. We continue to advance a deep organic project pipeline that provides our owners with exceptional leverage to gold prices, built on a foundation of core mines that are among the longest-life, lowest-cost gold operations in the industry.

FINANCIAL HIGHLIGHTS

Second quarter net earnings were $1.084 billion ($0.93 per share), compared to $138 million ($0.12 per share) in the prior-year period. This significant increase in net earnings was primarily due to $882 million in gains related to the sale of a 50 percent interest in the Veladero mine, and the sale of a 25 percent interest in the Cerro Casale project.

Adjusted net earnings1 for the second quarter were $261 million ($0.22 per share), compared to $158 million ($0.14 per share) in the prior-year period. Higher adjusted net earnings were primarily the result of a 10 percent decrease in direct mining costs, driven by lower costs at Barrick Nevada and Pueblo Viejo, higher sales from our low-cost operations at Barrick Nevada, and lower relative sales from Acacia and Turquoise Ridge compared to the prior-year period. Higher gold and copper sales volumes and higher copper prices also contributed to stronger adjusted net earnings. This was partially offset by an increase in tax expense, higher depreciation, and an increase in exploration and evaluation costs.

Significant adjusting items (pre-tax and non-controlling interest effects) in the second quarter of 2017 include:

●	$689 million in a gain relating to the sale of a 50 percent interest in the Veladero mine;

●	$193 million in a gain relating to the sale of a 25 percent interest in the Cerro Casale project; partially offset by

●	$32 million in foreign currency translation losses primarily related to the devaluation of the Argentine Peso on VAT receivables; and

●	$26 million in losses on debt extinguishment.

Refer to page 48 of Barrick’s second quarter MD&A for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior-year periods.

Operating cash flow was $448 million, compared to $527 million in the second quarter of 2016. Lower operating cash flow was primarily due to higher cash taxes paid at Pueblo Viejo. During the quarter we made our final 2016 tax payment in the Dominican Republic, in addition to our first tax payment for 2017. Based on our current estimates, this should result in nominal tax payments at Pueblo Viejo for the remainder of the year. Operating cash flow was further impacted by the concentrate export ban affecting Acacia’s operations in Tanzania, an increase in working capital primarily related to leach pad inventories at Veladero, and an increase in exploration, evaluation, and project costs. These decreases were partially offset by higher gold and copper sales volumes and higher copper prices, combined with lower direct mining costs, as described above.

BARRICK SECOND QUARTER 2017	2	PRESS RELEASE

Free cash flow2 for the second quarter was $43 million, compared to $274 million in the second quarter of 2016. The decrease primarily reflects higher capital expenditures, combined with lower operating cash flows. On a cash basis, capital expenditures for the second quarter were $405 million, compared to $253 million in the second quarter of 2016. This primarily reflects a planned increase in minesite sustaining capital expenditures at Barrick Nevada, relating to higher capitalized stripping costs and the timing of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and equipment purchases. The increase in capital expenditures also includes a $31 million increase in project capital, primarily at Barrick Nevada. This includes the Robertson property acquisition, development of Crossroads and the Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016. These increases reflect high-confidence investments in our most attractive opportunities to sustain and grow the value of our operations over the long term.

RESTORING A STRONG BALANCE SHEET

Achieving and maintaining a strong balance sheet remains a top priority. We intend to reduce our total debt from $7.9 billion at the start of 2017, to $5 billion by the end of 2018—at least half of which we are targeting this year. We will achieve this by using cash flow from operations, further portfolio optimization, and the creation of new joint ventures and partnerships. We will continue to pursue debt reduction with discipline, taking only those actions that make sense for the business, on terms we consider favorable to our shareholders.

We reduced our total debt by $309 million in the second quarter, or a total of $487 million year to date. On June 30, the Company completed the sale of a 50 percent interest in the Veladero mine in Argentina to Shandong for $960 million, which will be allocated to debt reduction.

At the end of the second quarter, Barrick had a consolidated cash balance of approximately $2.9 billion.5 The Company has less than $200 million6 in debt due before 2020. About $5 billion, or two-thirds of our outstanding total debt of $7.4 billion, does not mature until after 2032.

OPERATING HIGHLIGHTS AND OUTLOOK

Barrick produced 1.432 million ounces of gold in the second quarter at a cost of sales3 of $726 per ounce. This compares to 1.340 million ounces at a cost of sales3 of $836 per ounce in the prior-year period. After removing non-controlling interests, cost of sales declined by 13 percent on a per-ounce basis compared to the second quarter of 2016, primarily driven by a 10 percent reduction in direct mining costs, and higher ounces sold.

All-in sustaining costs4 in the second quarter were $710 per ounce, compared to $782 per ounce in the second quarter of 2016. A nine percent reduction in all-in sustaining costs was primarily driven by lower cost of sales per ounce, combined with lower general and administrative expenses, partially offset by an increase in minesite sustaining capital expenditures. Cash costs3 also decreased by 18 percent, from $578 per ounce in the second quarter of 2016, to $474 per ounce in the second quarter of 2017.

BARRICK SECOND QUARTER 2017	3	PRESS RELEASE

We continue to expect full-year gold production of 5.3-5.6 million ounces, at a cost of sales3 of $780-$820 per ounce, and all-in sustaining costs4 of $720-$770 per ounce. This does not include any revisions to Acacia’s annual output as a result of the export ban on concentrates currently impacting Acacia’s operations (see “Tanzania Concentrate Export Ban Update” on page 5 for additional details). We expect production for the remainder of the year to be weighted towards the fourth quarter. Based on sales mix and our current expectations for the timing of capital expenditures, we expect costs to be higher in the third quarter.

The Company produced 104 million pounds of copper in the second quarter, at a cost of sales3 of $1.85 per pound, and all-in sustaining costs7 of $2.38 per pound. This compares to 103 million pounds, at a cost of sales3 of $1.43 per pound, and all-in sustaining costs7 of $2.14 per pound in the second quarter of 2016.

Cost of sales applicable to copper increased by 28 percent compared to the prior-year period, primarily due to higher depreciation expense, and higher power and processing costs at Lumwana. Copper all-in sustaining costs, adjusted to include our proportionate share of equity method investments at Zaldívar and Jabal Sayid, were 10 percent higher in the second quarter. This primarily reflects the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Jabal Sayid, which only began incurring sustaining capital expenditures upon entering commercial production in July 2016, as well as higher capitalized stripping at Lumwana.

We continue to expect full-year copper production of 400-450 million pounds, at a cost of sales3 of $1.50-$1.70 per pound, and all-in sustaining costs7 of $2.10-$2.40 per pound.

As part of our ongoing efforts to increase transparency and strengthen our disclosures, we intend to pre-release production and sales figures ahead of our quarterly earnings releases, beginning in the third quarter of 2017.

Please see page 32 of Barrick’s second quarter MD&A for individual operating segment performance details. Detailed mine site guidance information can be found in Appendix 1 of this press release.

Gold	Second Quarter 2017	Current 2017 Guidance	Original 2017 Guidance

Production[8] (000s of ounces)	1,432	5,300-5,600	5,600-5,900

Cost of sales applicable to gold[3] ($ per ounce)	726	780-820	780-820

All-in sustaining costs[4] ($ per ounce)	710	720-770	720-770

Copper

Production[8] (millions of pounds)	104	400-450	400-450

Cost of sales applicable to copper[3] ($ per pound)	1.85	1.50-1.70	1.50-1.70

All-in sustaining costs[7] ($ per pound)	2.38	2.10-2.40	2.10-2.40

Total Attributable Capital Expenditures[9] ($ millions)	393	1,300-1,500	1,300-1,500

BARRICK SECOND QUARTER 2017	4	PRESS RELEASE

Veladero Operational Update

On June 15, San Juan provincial government and judicial authorities lifted operating restrictions that had been imposed at the Veladero heap leach facility in March 2017. Following the lifting of restrictions, Veladero completed a gradual ramp-up of the mine’s upgraded leach pad systems, testing the safety and integrity of the new infrastructure. Normal leaching operations at Veladero, including the addition of new cyanide to the heap leach circuit, resumed in mid-July.

On a 100 percent basis, we continue to expect full-year production at Veladero of 630,000-730,000 ounces of gold, at a cost of sales3 of $740-$790 per ounce, and all-in sustaining costs4 of $890-$990 per ounce. Barrick’s share of full-year production, reflecting 50 percent ownership from July 1, is expected to be 430,000-480,000 ounces of gold.

Tanzania Concentrate Export Ban Update

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick. At this time, Acacia continues to evaluate the impact of Tanzania’s concentrate export ban, as well as recently enacted legislation, on its 2017 production guidance. Acacia has not revised its full-year production guidance to reflect any change to annual output as a result of the concentrate export ban currently in place, but has stated that it is now targeting the lower end of its guidance range. Acacia has also indicated that, given the rate of cash outflow, it does not believe continued operations are sustainable at its Bulyanhulu mine beyond September 30. Barrick continues to monitor the situation, and should Acacia revise its full-year outlook, Barrick will evaluate the impact to its own guidance at that time. Any impact will depend, in large part, on the duration of the concentrate export ban. Acacia operations impacted by the current ban on concentrate exports (Bulyanhulu and Buzwagi) account for approximately six per cent of Barrick’s 2017 gold production guidance. In total, Acacia accounts for approximately 10 percent of Barrick’s 2017 gold production guidance.

In an effort to seek a resolution that is in the best interests of all parties, including the Government of Tanzania, Barrick, and Acacia, Barrick will begin direct discussions with the Government of Tanzania concerning the concentrate export ban and other issues next week. Barrick is doing so in its capacity as Acacia’s largest shareholder. Acacia is not participating directly in the discussions at this stage, however it intends to work with Barrick as necessary to support the process. Any potential resolution arising from these discussions will be subject to approval by Acacia.

STRATEGIC COOPERATION AGREEMENT WITH SHANDONG

On June 30, we completed the formation of our strategic partnership with Shandong. The sale of a 50 percent interest in the Veladero mine in San Juan province, Argentina to Shandong Gold Mining Co., Ltd, for $960 million was the first of three steps outlined in a strategic cooperation agreement signed by Barrick and Shandong Gold Group Co., Ltd. on April 6. In keeping with the second step in the agreement, the two companies have also formed a working group to explore the joint development of the Pascua-Lama deposit. As a third step, Barrick and Shandong will evaluate additional investment opportunities on the highly prospective El Indio Gold Belt on the border of Argentina and Chile, home to Pascua-Lama, Alturas, and other projects.

Following the closing of the transaction, senior Shandong leaders traveled to Argentina to kick off the new partnership, participating in town hall meetings and welcome ceremonies with employees at the Veladero mine and San Juan offices. The delegation also met with San Juan Governor Sergio

BARRICK SECOND QUARTER 2017	5	PRESS RELEASE

Uñac, San Juan Mining Minister Alberto Hensel, and other provincial and federal government officials. Our first joint venture planning and integration meeting was held on July 11.

PORTFOLIO OPTIMIZATION

Cerro Casale Joint Venture

On June 9, Barrick completed the sale of a 25 percent interest in the Cerro Casale project in Chile to Goldcorp Inc., resulting in the formation of a new 50/50 joint venture to manage the project. Following the completion of Goldcorp’s acquisition of Exeter Resource Corporation, the Joint Venture will control more than 20,000 hectares of land in the Maricunga District, including the Caspiche and Cerro Casale deposits.

Robertson Property Acquisition

On June 8, Barrick completed the acquisition of the Robertson property and other claims in Nevada from Coral Gold Resources. The Robertson property is adjacent to Cortez, located just six kilometers north of the Pipeline mill. If successfully brought into production, ore from the project would provide an additional feed for the Cortez mill, with the potential to extend open pit operations in the Cortez District. Robertson also has processing synergies with the Deep South underground expansion project at Cortez. In addition, the land package contains a number of promising near-mine exploration opportunities, as well potential new exploration targets in this highly prospective and prolific district.

ALTURAS PROJECT UPDATE

The Alturas project, located on the border between Argentina and Chile on the El Indio Belt, is a Barrick greenfield discovery with 6.8 million ounces of inferred gold resources (211 million tonnes, grading 1.0 grams per tonne) as of December 31, 2016.10 We have completed a scoping study for a conventional open pit heap leach operation at Alturas. We believe we can add more value by applying innovative new mining and processing solutions to the project, and through additional reverse circulation (RC) drilling. We are now carrying out further studies to evaluate the feasibility of these potential enhancements. Establishing a more accurate grade model using RC drilling will be one of our objectives for the next drilling season. Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor—as we do for all capital allocation decisions at the Company—before further review by Barrick’s Executive Committee and our Board of Directors at each stage of advancement.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick, Rick Sims, Registered Member SME, Senior Director, Resources and Reserves of Barrick, and Patrick Garretson, Registered Member SME, Senior Director, Life of Mine Planning of Barrick, each a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

BARRICK SECOND QUARTER 2017	6	PRESS RELEASE

APPENDIX 1 – 2017 Updated Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS

	Production (millions of ounces)	Cost of sales[3] ($ per ounce)	All-in sustaining costs[4] ($ per ounce)	Cash costs[4] ($ per ounce)
Barrick Nevada	2.270-2.350	790-830	630-680	440-480
Pueblo Viejo (60%)	0.625-0.650	650-680	540-570	420-440
Veladero (50%)	0.430-0.480	740-790	890-990	550-590
Lagunas Norte	0.380-0.420	660-730	490-550	430-470

Sub-total	3.700-3.900	750-790	650-700	450-480

Acacia (63.9%)	0.545-0.575	860-910	880-920	580-620
KCGM (50%)	0.375-0.425	680-770	665-715	585-635
Turquoise Ridge (75%)	0.230-0.250	700-750	750-830	570-600
Porgera (47.5%)	0.240-0.260	780-840	900-970	650-700
Hemlo	0.205-0.220	880-940	940-1,040	720-770
Golden Sunlight	0.035-0.050	1,200-1,500	1,200-1,300	1,100-1,200

Total Gold	5.300-5.600[11]	780-820	720-770	510-535

 COPPER PRODUCTION AND COSTS

	Production (millions of pounds)	Cost of sales[3] ($ per pound)	All-in sustaining costs[7] ($ per pound)	C1 cash costs[7] ($ per pound)
Zaldívar (50%)	120-135	2.00-2.20	1.90-2.10	~1.50
Lumwana	250-275	1.20-1.40	2.10-2.30	1.40-1.60
Jabal Sayid (50%)	35-45	2.10-2.80	2.10-2.60	1.50-1.90
Total Copper	400-450[11]	1.50-1.70	2.10-2.40	1.40-1.60

 CAPITAL EXPENDITURES

($ millions)
Mine site sustaining	1,050-1,200
Project	250-300

Total Attributable	1,300-1,500
Capital Expenditures[9]

BARRICK SECOND QUARTER 2017	7	PRESS RELEASE

APPENDIX 2 – 2017 Outlook Assumptions and Economic Sensitivity Analysis

	2017 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales[3] (millions)	Impact on All-in sustaining costs[4,7]
Gold revenue, net of royalties	$1,050/oz	+/- $100/oz	+/- $271	+/- $8	+/- $3/oz
Copper revenue, net of royalties[12]	$2.25/lb	+ $0.50/lb	+ $113	+ $7	+ $0.03/lb
Copper revenue, net of royalties[12]	$2.25/lb	- $0.50/lb	- $100	- $6	- $0.03/lb

Gold all-in sustaining costs[4]
WTI crude oil price[13]	$55/bbl	+/- $10/bbl	n/a	+/- $9	+/- $3/oz
Australian dollar exchange rate	0.75 : 1	+/- 10%	n/a	+/- $15	+/- $6/oz
Canadian dollar exchange rate	1.32 : 1	+/- 10%	n/a	+/- $16	+/- $6/oz

Copper all-in sustaining costs[7]
WTI crude oil price[13]	$55/bbl	+/- $10/bbl	n/a	+/- $3	+/- $0.01/lb
Chilean peso exchange rate	675 : 1	+/- 10%	n/a	+/- $3	+/- $0.01/lb

ENDNOTE 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions: foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$ 1,084	$138	$ 1,763	$55
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	(5)	4	(1,130)	5
Acquisition/disposition (gains)/losses[2]	(880)	(11)	(877)	(2)
Foreign currency translation (gains)/losses	32	23	35	162
Significant tax adjustments	12	3	9	54
Other expense adjustments	21	6	27	74
Unrealized gains on non-hedge derivative instruments	-	(5)	3	(11)
Tax effect and non-controlling interest[3]	(3)	-	593	(52)

Adjusted net earnings	$ 261	$158	$ 423	$285

Net earnings (loss) per share[4]	0.93	0.12	1.51	0.05
Adjusted net earnings per share[4]	0.22	0.14	0.36	0.24

[1]

Net impairment reversals for six month period ended June 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]

Disposition gains for the three and six month periods ended June 30, 2017 primarily relates to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

[3]	Tax effect and non-controlling interest for the six month period ended June 30, 2017 primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK SECOND QUARTER 2017	8	PRESS RELEASE

ENDNOTE 2

“Free cash flow” is a non-GAAP financial performance measure which excludes capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net cash provided by operating activities	$ 448	$ 527	$ 943	$ 978
Capital expenditures	(405)	(253)	(739)	(523)

Free cash flow	$ 43	$ 274	$ 204	$ 455

ENDNOTE 3

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 4

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce starts with cost of sales applicable to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Footnote	2017	2016	2017	2016
Cost of sales applicable to gold production		$ 1,159	$ 1,229	$ 2,397	$ 2,431
Depreciation		(383)	(367)	(768)	(735)
By-product credits	1	(32)	(46)	(73)	(84)
Realized (gains)/losses on hedge and non-hedge derivatives	2	10	26	10	57
Non-recurring items	3	-	-	-	(10)
Other	4	(27)	(6)	(47)	(15)

BARRICK SECOND QUARTER 2017	9	PRESS RELEASE

Non-controlling interests (Pueblo Viejo and Acacia)	5	(64)	(90)	(145)	(175)
Cash costs		$ 663	$ 746	$ 1,374	$ 1,469
General & administrative costs		45	88	117	146
Minesite exploration and evaluation costs	6	16	8	23	16
Minesite sustaining capital expenditures	7	320	235	582	410
Rehabilitation - accretion and amortization (operating sites)	8	20	14	37	25
Non-controlling interest, copper operations and other	9	(71)	(82)	(132)	(132)
All-in sustaining costs		$ 993	$ 1,009	$ 2,001	$ 1,934
Project exploration and evaluation and project costs	6	65	48	133	95
Community relations costs not related to current operations		1	3	2	5
Project capital expenditures	7	83	49	139	89
Rehabilitation - accretion and amortization (non-operating sites)	8	9	3	13	5
Non-controlling interest and copper operations	9	(1)	(15)	(6)	(31)
All-in costs		$ 1,150	$ 1,097	$ 2,282	$ 2,097
Ounces sold - equity basis (000s ounces)	10	1,398	1,292	2,703	2,598
Cost of sales per ounce	11,12	$ 726	$ 836	$ 778	$ 823
Cash costs per ounce	12	$ 474	$ 578	$ 508	$ 565
Cash costs per ounce (on a co-product basis)	12,13	$ 488	$ 605	$ 527	$ 591
All-in sustaining costs per ounce	12	$ 710	$ 782	$ 739	$ 744
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 724	$ 809	$ 758	$ 770
All-in costs per ounce	12	$ 823	$ 849	$ 844	$ 807
All-in costs per ounce (on a co-product basis)	12,13	$ 837	$ 876	$ 863	$ 833

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three and six months ended June 30, 2017 of $32 million and $73 million, respectively, (2016: $32 million and $60 million, respectively) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three and six months ended June 30, 2017 of $nil and $nil, respectively, (2016: $14 million and $24 million, respectively) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $8 million and $14 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $20 million and $44 million, respectively), and realized non-hedge losses of $2 million and gains of $4 million, respectively, for the three and six month periods ended June 30, 2017 (2016: losses of $6 million and $13 million, respectively). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in the first half of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments for the three and six month periods ended June 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $2 million and $4 million, respectively) adding the cost of treatment and refining charges of ($1 million) and $1 million, respectively, (2016: $4 million and $9 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $27 million and $48 million, respectively (2016: $12 million and $28 million, respectively).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests applicable to gold production of $98 million and $214 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $131 million and $257 million, respectively). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 28 of Barrick’s Second Quarter 2017 MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 28 of Barrick’s Second Quarter 2017 MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

BARRICK SECOND QUARTER 2017	10	PRESS RELEASE

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended June 30		For the six months ended June 30
Non-controlling interest, copper operations and other	2017	2016	2017	2016
General & administrative costs	$ 1	($ 12)	($ 8)	($ 22)
Minesite exploration and evaluation costs	(5)	(2)	(7)	(4)
Rehabilitation - accretion and amortization (operating sites)	(4)	(2)	(6)	(3)
Minesite sustaining capital expenditures	(63)	(66)	(111)	(103)
All-in sustaining costs total	($ 71)	($ 82)	($ 132)	($ 132)
Project exploration and evaluation and project costs	(1)	(2)	(6)	(5)
Project capital expenditures	-	(13)	-	(26)
All-in costs total	($ 1)	($ 15)	($ 6)	($ 31)

10	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $47 million and $81 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $16 million and $35 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
By-product credits	$ 32	$ 46	$ 73	$ 84
Non-controlling interest	(9)	(13)	(17)	(26)

By-product credits (net of non-controlling interest)	$ 23	$ 33	$ 56	$ 58

ENDNOTE 5

Includes $552 million of cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

ENDNOTE 6

Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

ENDNOTE 7

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not

BARRICK SECOND QUARTER 2017	11	PRESS RELEASE

be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Cost of sales	$ 102	$ 80	$ 184	$ 169
Depreciation/amortization[1]	(19)	(9)	(33)	(20)
Treatment and refinement charges	35	38	67	84
Cash cost of sales applicable to equity method investments[2]	62	43	123	84
Less: royalties	(8)	(11)	(15)	(25)
By-product credits	(3)	-	(3)	-

C1 cash cost of sales	$ 169	$ 141	$ 323	$ 292

General & administrative costs	3	5	6	12
Rehabilitation - accretion and amortization	3	2	5	3
Royalties	8	10	15	25
Minesite exploration and evaluation costs	1	-	1	-
Minesite sustaining capital expenditures	50	41	87	70

All-in sustaining costs	$ 234	$ 199	$ 437	$ 402

Pounds sold - consolidated basis (millions pounds)	98	93	191	196

Cost of sales per pound[3,4]	$ 1.85	$ 1.43	$ 1.79	$ 1.39

C1 cash cost per pound[3]	$ 1.72	$ 1.52	$ 1.69	$ 1.49

All-in sustaining costs per pound[3]	$ 2.38	$ 2.14	$ 2.29	$ 2.05

[1]

For the three and six months ended June 30, 2017, depreciation excludes $17 million and $35 million, respectively, (2016: $11 million and $19 million, respectively) of depreciation applicable to equity method investments.

[2]

For the three and six months ended June 30, 2017, figures include $41 million and $87 million, respectively, (2016: $43 million and $84 million, respectively) of cash costs related to our 50% share of Zaldívar and $21 million and $36 million, respectively, (2016: $nil and $nil, respectively) of cash costs related to our 50% share of Jabal Sayid due to their accounting as equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 8

Barrick’s share.

ENDNOTE 9

Includes our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia, and our 50% share of Zaldívar and Jabal Sayid and our share of joint operations. 2017 guidance includes our 50% sale of Veladero which closed on June 30, 2017.

ENDNOTE 10

Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2016, unless otherwise noted. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. All mineral resources referenced in this press release are exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found on pages 25-35 of Barrick’s most recent Form 40-F/Annual Information Form.

BARRICK SECOND QUARTER 2017	12	PRESS RELEASE

ENDNOTE 11

Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not necessarily add up to the corporate-wide guidance range total.

ENDNOTE 12

As at June 30, 2017, utilizing option collar strategies, the Company has protected the downside on approximately 36 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount up to an average of $3.01 per pound. Subsequent to quarter-end, we have put in place an additional 25 million pounds of option collar strategies, so that we are now protecting the downside on approximately 61 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount to an average of $2.97 per pound. Our remaining copper production is subject to market prices.

ENDNOTE 13

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK SECOND QUARTER 2017	13	PRESS RELEASE

Key Statistics

Barrick Gold Corporation
(in United States dollars)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Financial Results (millions)
Revenues	$ 2,160	$ 2,012	$ 4,153	$ 3,942
Cost of sales	1,277	1,336	2,619	2,660
Net earnings[1]	1,084	138	1,763	55
Adjusted net earnings[2]	261	158	423	285
Adjusted EBITDA[2]	1,114	895	2,033	1,765
Total capital expenditures - sustaining[3]	320	234	582	409
Total project capital expenditures[3]	83	50	139	90
Net cash provided by operating activities	448	527	943	978
Free cash flow[2]	43	274	204	455

Per share data (dollars)
Net earnings (basic and diluted)	0.93	0.12	1.51	0.05
Adjusted net earnings (basic)[2]	0.22	0.14	0.36	0.24
Weighted average diluted common shares (millions)	1,166	1,165	1,166	1,165

Operating Results
Gold production (thousands of ounces)[4]	1,432	1,340	2,741	2,620
Gold sold (thousands of ounces)[4]	1,398	1,292	2,703	2,598

Per ounce data
Average spot gold price	$ 1,257	$ 1,260	$ 1,238	$ 1,221
Average realized gold price[2]	1,258	1,259	1,239	1,219
Cost of sales (Barrick’s share)[5]	726	836	778	823
All-in sustaining costs[2]	710	782	739	744

Copper production (millions of pounds)[6]	104	103	199	214
Copper sold (millions of pounds)[6]	98	93	191	196

Per pound data
Average spot copper price	$ 2.57	$ 2.14	$ 2.61	$2.13
Average realized copper price[2]	2.60	2.14	2.68	2.16
Cost of sales (Barrick’s share)[7]	1.85	1.43	1.79	1.39
C1 cash costs[2]	1.72	1.52	1.69	1.49
All-in sustaining costs[2]	2.38	2.14	2.29	2.05

			As at June 30,	As at December 31,
			2017	2016
Financial Position (millions)
Cash and equivalents			$2,926	$ 2,389
Working capital (excluding cash)			1,490	1,155

[1]	Net earnings represents net earnings attributable to the equity holders of the Company.
[2]

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

[3]	Amounts presented on a 100% accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]

Includes Acacia on a 63.9% basis, Pueblo Viejo on a 60% basis, and South Arturo on a 60% basis, which reflects our equity share of production and sales. 2016 includes production and sales from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[6]	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK SECOND QUARTER 2017	14	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gold (equity ounces (000s))
Barrick Nevada[1]	741	511	1,262	1,007
Pueblo Viejo[2]	171	150	314	322
Lagunas Norte	90	124	178	224
Veladero	72	119	223	251
Turquoise Ridge	24	79	79	129
Acacia[3]	134	141	274	263
Other Mines - Gold[4]	200	216	411	424

Total	1,432	1,340	2,741	2,620

Copper (equity pounds (millions))[5]	104	103	199	214

	Cost of Sales per unit (Barrick’s share)
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gold Cost of Sales per ounce ($/oz)[6]
Barrick Nevada	$723	$904	$804	$923
Pueblo Viejo	586	739	635	667
Lagunas Norte	615	663	595	664
Veladero	628	838	770	840
Turquoise Ridge	853	582	728	641
Acacia	756	836	792	872

Total	$726	$836	$778	$823

Copper Cost of Sales per pound ($/lb)[7]	$1.85	$1.43	$1.79	$1.39

	All-in sustaining costs[8]
	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Gold All-in Sustaining Costs ($/oz)
Barrick Nevada	$541	$649	$605	$615
Pueblo Viejo	475	634	505	559
Lagunas Norte	472	585	451	571
Veladero	1,315	744	1,038	709
Turquoise Ridge	965	621	784	668
Acacia	835	926	893	941

Total	$710	$782	$739	$744

Copper All-in Sustaining Costs ($/lb)	$2.38	$2.14	$2.29	$2.05

[1]	Reflects production from South Arturo on a 60% basis, which reflects our equity share of production, Goldstrike and Cortez.
[2]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.
[3]	Reflects production from Acacia on a 63.9% basis, which reflects our equity share of production.
[4]

In 2017, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie on a 50% basis. In 2016, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis, Kalgoorlie on a 50% basis and production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[5]	Reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
[6]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[8]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

BARRICK SECOND QUARTER 2017	15	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2017, in comparison to the corresponding prior–year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 26, 2017, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2017 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 62 to 81. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December

31, 2016, the related annual MD&A included in the 2016 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) potential mineralization and metal or mineral recoveries; (viii) savings from our improved capital management program; (ix) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) the prefeasibility study at Pascua-Lama; (xi) our pipeline of high confidence projects at or near existing operations; (xii) the benefits of unifying the Cortez and Goldstrike operations; (xiii) asset sales, joint ventures and partnerships; and (xiv) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include,

BARRICK SECOND QUARTER 2017	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; the duration of the Tanzanian ban on mineral concentrate exports; the outcome of discussions between Barrick (on behalf of its 63.9%-owned subsidiary, Acacia Mining plc (“Acacia”)) and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia;

lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2017	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

●	“adjusted net earnings”
●	“free cash flow”
●	“EBITDA”
●	“adjusted EBITDA”
●	“cash costs per ounce”
●	“C1 cash costs per pound”
●	“all-in sustaining costs per ounce/pound”
●	“all-in costs per ounce” and
●	“realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 47 to 60. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 61. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in presentation of non-GAAP financial performance measures

Adjusted EBITDA

Starting with this second quarter 2017 MD&A, we have begun including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

BARRICK SECOND QUARTER 2017	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

FINANCIAL AND OPERATING HIGHLIGHTS

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$ 1,084	$ 138	$ 1,763	$ 55
Per share (dollars)[1]	0.93	0.12	1.51	0.05
Adjusted net earnings[2]	261	158	423	285
Per share (dollars)[1,2]	0.22	0.14	0.36	0.24
Operating cash flow	448	527	943	978
Free cash flow[2]	$ 43	$ 274	$ 204	$ 455

[1]

Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,166 million shares for the three and six months ended June 30, 2017 (2016: 1,165 million shares).

[2]

Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

BARRICK SECOND QUARTER 2017	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings, Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Net earnings attributable to equity holders of Barrick (“net earnings”) for the second quarter of 2017 were $1,084 million compared with $138 million in the same prior year period. This significant improvement was largely due to a $689 million ($686 million net of tax) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax) gain on the sale of a 25% interest in the Cerro Casale project in the second quarter of 2017. After adjusting for items that are not indicative of future operating earnings, including these gains, adjusted net earnings1 were $261 million in the second quarter of 2017, 65% higher than the same prior year period. The increase in adjusted net earnings was primarily due to a decrease in direct mining costs driven by a change in sales mix with higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Acacia and Turquoise Ridge combined with the impact of higher gold and copper sales volume and copper prices. Further impacting lower direct mining costs were lower costs at Barrick Nevada and Pueblo Viejo compared to the same prior year period. These increases in net earnings were partially offset by an increase in tax expense, higher depreciation and an increase in exploration and evaluation costs.

Significant adjusting items (pre-tax and non-controlling interest effects) in the second quarter of 2017 include:

●	$689 million in a gain relating to the sale of a 50% interest in the Veladero mine;

●	$193 million in a gain related to the sale of a 25% interest in the Cerro Casale project; partially offset by

●	$32 million in foreign currency translation losses primarily related to the devaluation of the Argentine Peso on VAT receivables; and

●	$26 million in losses on debt extinguishment.

Refer to page 48 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2017	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings for the first half of 2017 were $1,763 million compared with $55 million in the same prior year period. The significant increase was primarily due to a $1,120 million impairment reversal ($518 million net of tax and non-controlling interest) recorded in the first quarter of 2017 as a result of the indicative fair value of the Cerro Casale project resulting from our divestment of 25%. This was combined with a $689 million ($686 million net of tax and non-controlling interest) gain on the sale of a 50% interest in the Veladero mine and a $193 million ($192 million net of tax and non-controlling interest) gain on the sale of a 25% interest in the Cerro Casale project during the second quarter of 2017. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $423 million in the second quarter of 2017 were 48% higher than the same prior year period. The increase in adjusted net earnings was primarily due to a decrease in direct mining costs, as discussed above, combined with the impact of higher gold and copper sales volume and prices. These were partially offset by an increase in tax expense, higher depreciation and an increase in exploration and evaluation costs.

Significant adjusting items (pre-tax and non-controlling interest effects) in the first half of 2017 include:

●	$1,130 million in net impairment reversals primarily as a result of the indicative fair value of the Cerro Casale project resulting from our divestment of 25%;

●	$689 million in a gain relating to the sale of a 50% interest in the Veladero mine;

●	$193 million in a gain related to the sale of a 25% interest in the Cerro Casale project; partially offset by

●	$593 million in tax effects and non-controlling interest impact mainly in relation to the Cerro Casale impairment reversal discussed above;

●	$35 million in foreign currency translation losses primarily related to the devaluation of the Argentine Peso on VAT receivables; and

●	$26 million in losses on debt extinguishment.

Refer to page 48 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2017	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second quarter of 2017, we generated $448 million in operating cash flow, compared to $527 million in the same prior year period. The decrease of $79 million was primarily due to higher cash taxes paid at Pueblo Viejo compared to the same prior year period as we made our final 2016 tax payment and our first tax payment for 2017 which, based on our current estimates should result in nominal payments for the remainder of the year. Operating cash flow was further impacted by the Tanzania concentrate export ban affecting Acacia sales, the buildup of working capital, specifically leach pad inventory at Veladero, and an increase in exploration, evaluation and project costs. These decreases in operating cash flow were partially offset by higher gold and copper sales volume, primarily from Barrick Nevada, higher copper prices and lower direct mining costs. The decrease in direct mining costs was driven by a change in sales mix with higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Acacia and Turquoise Ridge and lower direct mining costs at Barrick Nevada and Pueblo Viejo compared to the same prior year period.

Free cash flow1 for the second quarter of 2017 was $43 million compared to $274 million in the same prior year period. The decrease primarily reflects higher capital expenditures combined with lower operating cash flows. In the second quarter of 2017, capital expenditures on a cash basis were $405 million compared to $253 million in the second quarter of 2016. The increase in capital expenditures of $152 million is primarily due to a planned increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and equipment purchases. The increase in capital expenditures was also impacted by a $31 million increase in project capital expenditures primarily at Barrick Nevada relating to the Robertson acquisition, development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

BARRICK SECOND QUARTER 2017	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the first half of 2017, we generated $943 million in operating cash flow, compared to $978 million in the same prior year period. The decrease of $35 million was primarily due to higher cash taxes paid during the second quarter at Pueblo Viejo, as discussed previously combined with the buildup of working capital, specifically leach pad inventory at Veladero and an increase in exploration, evaluation and project costs. This decrease was partially offset by higher gold and copper sales volume and prices combined with lower direct mining costs, as discussed above.

Free cash flow1 for the first half of 2017 was $204 million compared to $455 million in the same prior year period. The decrease primarily reflects higher capital expenditures combined with lower operating cash flows. In the first half of 2017, capital expenditures on a cash basis were $739 million compared to $523 million in the first half of 2016. The increase in capital expenditures of $216 million is primarily due to a planned increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and equipment purchases. The increase in capital expenditures was also impacted by a $42 million increase in project capital expenditures primarily at Barrick Nevada relating to the Robertson acquisition, development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

BARRICK SECOND QUARTER 2017	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We will recognize our share of the revenue and expenses of Veladero starting July 1, 2017. The transaction remains subject to net working capital adjustments.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed. As a result of this transaction, we have derecognized $195 million of goodwill that was previously associated with the Veladero cash generating unit. In the preliminary purchase price allocation, we have made an assumption that book values are equal to fair value with the exception of the mining interest asset. We have recognized a deferred tax liability for the difference between the preliminary fair value assigned to the mining interest asset and the tax base of that asset. This has resulted in the recognition of $156 million of goodwill, which is not deductible for tax purposes. This allocation is preliminary as we have not had sufficient time to complete the valuation process. In the final purchase price allocation, which we expect to complete in the third quarter, there may be reallocations between the individual assets and liabilities.

Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100% of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 13 for further details of the impairment reversal. We will be accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at their estimated fair value in other long-term assets.

Goldcorp has entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. Following the acquisition of 100% of Exeter, which is expected in the third quarter at a total cost of approximately $165 million, Goldcorp will contribute the Caspiche Project into the Cerro Casale Joint Venture. Fifty percent of the acquisition costs incurred by Goldcorp will be deducted from the $260 million expenditure commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $260 million, split $95 million as short-term (inclusive of the fifty percent of the Exeter acquisition costs to be deducted from the $260 million expenditure commitment) and $165 million as long-term, in other current assets and other long-term assets, respectively.

Robertson Property

On June 7, 2017, we completed the acquisition of the Robertson property in Nevada from Coral Gold Resources (“Coral”). Consideration paid by Barrick consisted of $16 million, the return of 4.15 million Coral common shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson property.

Barrick Nevada

In the first quarter of 2017, we combined the management and operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. By fully unifying the management of their assets, infrastructure, and expertise, we expect to further accelerate improvements in efficiency and productivity. The information presented in this MD&A is on a combined basis.

BARRICK SECOND QUARTER 2017	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2017 Outlook

We continue to expect our previously disclosed consolidated guidance to remain accurate, and as such have not made any changes to our company-wide full year 2017 outlook.

($ millions, except per ounce/pound data)	2017 Estimate
Gold production and costs
Production (millions of ounces)	5.30 - 5.60
Gold unit production costs
Cost of sales - gold ($ per oz)	780 - 820
All-in sustaining costs ($ per oz) [1]	720 - 770
Cash costs ($ per oz) [1]	510 - 535
Depreciation ($ per oz)	245 - 265

Copper production and costs
Production (millions of pounds)	400 - 450
Copper unit production costs
Cost of sales - copper ($ per lb)	1.50 - 1.70
C1 cash costs ($ per lb) [1]	1.40 - 1.60
Depreciation ($ per lb)	0.30 - 0.40
Copper all-in sustaining costs ($ per lb) [1]	2.10 - 2.40

Exploration and project expenses	415 - 495
Exploration and evaluation	185 - 225
Project expenses	230 - 270
General and administrative expenses	~285
Corporate administration	~200
Stock-based compensation [2]	~40
Acacia[3]	~45
Other expense	25 - 45
Finance costs	600 - 650
Attributable capital expenditures:
Attributable minesite sustaining	1,050 - 1,200
Attributable project	250 - 300
Total attributable capital expenditures [4]	1,300 - 1,500

Effective income tax rate[5]	~45%

Key Assumptions
Gold Price ($/ounce)	$ 1,050
Copper Price ($/pound)	$ 2.25
Oil Price ($/barrel)	$ 55
AUD Exchange Rate	$ 0.75
ARS Exchange Rate	16.50
CAD Exchange Rate	$ 1.32
CLP Exchange Rate	675

[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

[2]	Based on US$16.92 share price and excludes Acacia.
[3]	2017 guidance includes ~$20 million in stock-based compensation based on £3.50 share price or ~US$4.50 share price.
[4]

2017 Guidance includes our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations, including our 50% sale of Veladero which closed on June 30, 2017.

[5]	Based on spot gold price as at June 30, 2017.

Financial Fuel Hedge Summary

	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change on pre-tax earnings (USD millions)[1]
2017	1,107	80	50%	11
2018	1,244	78	27%	34

[1]	Includes the impact of hedges currently in place.

BARRICK SECOND QUARTER 2017	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Gold
000s oz sold[1]	1,398	1,292	2,703	2,598
000s oz produced[1]	1,432	1,340	2,741	2,620
Revenue	$ 2,003	$ 1,872	$ 3,830	$ 3,640
Market price[2]	1,257	1,260	1,238	1,221
Realized price[2,3]	$ 1,258	$ 1,259	$ 1,239	$ 1,219
Copper
millions lbs sold[1]	98	93	191	196
millions lbs produced[1]	104	103	199	214
Revenue	$ 125	$ 94	$ 250	$ 218
Market price[2]	2.57	2.14	2.61	2.13
Realized price[2,3]	2.60	2.14	2.68	2.16
Other sales	$ 32	$ 46	$ 73	$ 84
Total revenue	$ 2,160	$ 2,012	$ 4,153	$ 3,942

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

For the three and six month periods ended June 30, 2017, gold revenues were up 7% and 5%, respectively, compared to the same prior year periods primarily due to higher gold sales combined with higher realized gold prices1 for the six months ended June 30, 2017. The average market price for the three and six month periods ended June 30, 2017 was $1,257 and $1,238 per ounce, respectively, versus $1,260 and $1,221 per ounce, respectively, for the same prior year periods. During the second quarter of 2017, the gold price ranged from $1,214 per ounce to $1,299 per ounce and closed at $1,242 per ounce on June 30, 2017. Gold prices in the quarter were positively influenced by global political uncertainty, a weakening of the US dollar from recent multi-year highs, a decline in US long term interest rates, and investor interest in gold as a safe haven asset and a hedge against record high levels in US equity indices.

For the three and six month periods ended June 30, 2017, gold production was 92 thousand and 121 thousand ounces higher, respectively, than the same prior year periods primarily as a result of higher open pit grade and throughput at Barrick Nevada combined with higher throughput, grade and recoveries at Pueblo Viejo for the three months ended June 30, 2017. These were partially offset by lower production at Veladero mainly reflecting the impact of the temporary restriction on the addition of new cyanide to the leach pad combined with lower production at Lagunas Norte and Turquoise Ridge due to lower grades. Gold sales were lower than gold production in the current year as a result of the export ban on concentrates at Acacia, partially offset by higher gold ounces sold than produced at Veladero attributed to the temporary restriction on the addition of new cyanide to the leach pad resulting in lower recovery. Normal leaching operations, including the addition of cyanide, have resumed at Veladero, following the anticipated ramp up and testing of upgraded leach pad systems.

Copper revenues for the three and six month periods ended June 30, 2017, were up 33% and 15%, respectively, compared to the same prior year periods primarily due to a higher average market copper price. For the three months ended June 30, 2017, this was further impacted by higher copper sales volume, primarily attributed to Jabal Sayid, which entered commercial production on July 1, 2016. For the six month period ended June 30, 2017, the higher average market copper price and higher sales volume at Jabal Sayid were partially offset by a decline in copper sales volume at Lumwana due to lower production. For the three and six month periods ended June 30, 2017, the average market price of $2.57 and $2.61, respectively, represented an increase of 20% and 23%, respectively, versus the same prior year periods. During the second quarter of 2017, the copper price ranged from $2.48 per pound to $2.71 per pound and closed at $2.68 per pound on June 30, 2017. As at June 30, 2017, utilizing option collar strategies, the Company has protected the downside on approximately 36 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount up to an average of $3.01 per pound. Subsequent to quarter-end, we have put in place an additional 25 million pounds of option collar strategies, so that we are now protecting the downside on approximately 61 million pounds of expected remaining 2017 copper production at an average floor price of $2.39 per pound and can participate in the upside on the same amount to an average of $2.97 per pound. Our remaining copper production is subject to market prices.

Copper production for the three and six month periods ended June 30, 2017 increased by 1 million pounds and decreased by 15 million pounds, respectively, compared to the same prior year periods. For the three month period ended June 30, 2017, the slight increase was due to higher production at Jabal Sayid as the site was ramping up

BARRICK SECOND QUARTER 2017	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

production in the comparative prior year period, partially offset by lower production at Lumwana due to lower grades and at Zaldívar due to adverse weather conditions combined with lower recovery. For the six month period ended June 30, 2017, lower production was primarily attributed to lower production at Lumwana as a result of lower grades, partially offset by higher pounds produced at Jabal Sayid.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Gold
Direct mining costs	$ 718	$ 801	$ 1,512	$ 1,583
Depreciation	383	367	768	735
Royalty expense	49	54	100	99
Community relations	9	7	17	14

Cost of sales - gold	$ 1,159	$ 1,229	$ 2,397	$ 2,431
Cost of sales - gold (per oz)[1]	726	836	778	823
Cash costs[2,3]	474	578	508	565
All-in sustaining costs - gold[2,3]	710	782	739	744
Copper
Cost of sales - copper	$ 102	$ 80	184	169
Cost of sales - copper (per lb)[1]	1.85	1.43	1.79	1.39
C1 cash costs[2,3]	1.72	1.52	1.69	1.49
All-in sustaining costs - copper[2,3]	$ 2.38	$ 2.14	$ 2.29	$ 2.05

[1]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

For the three and six month periods ended June 30, 2017, cost of sales applicable to gold was 6% and 1% lower, respectively, than the same prior year periods primarily due to lower direct mining costs that were 10% and 4% lower, respectively, partially offset by higher depreciation expense by 4% and 4%, respectively. On a per ounce basis, cost of sales applicable to gold4 after removing the portion related to non-controlling interests, was 13% and 5% lower, respectively, than the same prior year periods primarily due to lower direct mining costs combined with the impact of higher ounces sold, as discussed in the prior section. These were partially offset by an increase in depreciation expense mainly attributed to Barrick Nevada from an increase in ounces mined at Cortez Hills open pit, partially offset by lower depreciation at Veladero as a result of the cessation of depreciation as it was classified as held-for-sale during the second quarter of 2017. The decrease in direct mining costs compared to the same prior year periods was driven by a change in sales mix with higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Acacia and Turquoise Ridge. Cost of sales were also positively impacted by decreases at Barrick Nevada mainly as a result of higher grades processed and higher capitalized waste stripping activity combined with lower maintenance and equipment rental costs at Pueblo Viejo as higher costs were incurred in the prior year periods due to the oxygen plant motor failure that occurred in the fourth quarter of 2015.

For the three and six month periods ended June 30, 2017, gold all-in sustaining costs1 were down $72 and $5 per ounce, respectively, or 9% and 1%, respectively, compared to the same prior year periods primarily due to the lower cost of sales per ounce4 combined with lower general and administrative expenses, partially offset by an increase in minesite sustaining capital expenditures.

For the three and six month periods ended June 30, 2017, cost of sales applicable to copper was 28% and 9% higher, respectively, than the same prior year periods primarily due to higher depreciation expense combined with higher power and processing costs at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased 29% and 29%, respectively, compared to the same prior year periods primarily due to lower sales volume at Lumwana due to timing of deliveries and at Jabal Sayid, which entered commercial production on July 1, 2016 and has relatively higher costs as it continues to ramp up to full production.

For the three and six month periods ended June 30, 2017, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 11% and 12% higher, respectively, than the same prior year periods primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Jabal Sayid, which only incurred sustaining capital expenditures subsequent to entering commercial production, as well as higher capitalized stripping at Lumwana.

BARRICK SECOND QUARTER 2017	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Minesite sustaining[2]	$ 320	$ 235	$ 582	$ 410
Project capital expenditures[3]	83	49	139	89

Total consolidated capital expenditures	$ 403	$ 284	$ 721	$ 499

Attributable consolidated capital expenditures[4]	$ 393	$ 262	$ 703	$ 462

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

For the three and six month periods ended June 30 2017, total consolidated capital expenditures on an accrued basis increased 42% and 44%, respectively, compared to the same prior year periods. The increases are primarily due to a 36% and 42% increase, respectively, in minesite sustaining capital expenditures for the three and six month periods ended June 30, 2017. The increase in minesite sustaining capital expenditures reflects a $60 million and $107 million increase, respectively, in sustaining capital at Barrick Nevada relating to higher capitalized stripping costs at Goldstrike and the timing of a greater number of minesite sustaining projects in the current periods, combined with increased spending of $41 million and $72 million, respectively, at Veladero relating to phase 4B and 5B of the leach pad expansion and additional equipment purchases. Project capital expenditures increased by $34 million and $50 million, respectively, primarily as a result of greater spending incurred at Barrick Nevada relating to the Robertson acquisition, development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by lower spending at Arturo, which entered commercial production in August 2016.

General and Administrative Expenses

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Corporate administration[1]	$ 56	$ 45	$ 91	$ 86
Stock-based compensation[2]	1	22	21	30
Acacia	(12)	21	5	30

General & administrative expenses	$ 45	$ 88	$ 117	$ 146

[1]

For the three and six months ended June 30, 2017, corporate administration costs include approximately $nil and $2 million, respectively, of severance costs (2016: $1 million and $2 million, respectively).

[2]	Based on US$15.91 share price as at June 30, 2017 (2016: US$21.35) and excludes Acacia.

For the three and six month periods ended June 30, 2017, general and administrative expenses were $43 million and $29 million lower, respectively, than the same prior year periods primarily due to lower stock-based compensation combined with lower expenses at Acacia, also mainly relating to their stock-based compensation due to decreases in share prices as at June 30, 2017.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Minesite exploration and evaluation	$ 16	$ 8	$ 23	$ 16
Global exploration and evaluation	37	23	66	45
Advanced project costs:
Pascua-Lama	19	16	41	30
Cerro Casale	1	1	3	3
Other	-	2	4	5
Corporate development	1	-	5	2
Business improvement and innovation	7	6	14	10

Global exploration and evaluation and project expense	$ 65	$ 48	$ 133	$ 95

Total exploration, evaluation and project expenses	$ 81	$ 56	$ 156	$ 111

Exploration, evaluation and project costs for the three and six month periods ended June 30, 2017 increased $25 million and $45 million, respectively, compared to the same prior year periods. The increase in the current year is primarily due to a $14 million and $21 million increase, respectively, in global exploration costs combined with an $8 million and $7 million increase, respectively in minesite exploration and evaluation costs both primarily relating to an increase in the number of drill programs compared to the prior year periods. The increase was further impacted by a $3 million and $11 million increase, respectively, in project costs at Pascua-Lama including the ongoing prefeasibility study.

BARRICK SECOND QUARTER 2017	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Costs, Net

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Interest expense[1]	$ 132	$147	$ 267	$ 305
Accretion	21	12	37	26
Loss on debt extinguishment	26	3	26	40
Other finance costs	(2)	3	1	9
Finance income	(4)	(3)	(8)	(7)

Finance costs, net	$ 173	$162	$ 323	$ 373

[1]

For the three and six month periods ended June 30, 2017, interest expense includes approximately $25 million and $50 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2016: $25 million and $50 million, respectively).

In the three month period ended June 30, 2017, net finance costs were $11 million higher than the same prior year period primarily related to a $23 million increase in debt extinguishment costs, partially offset by a $15 million reduction in interest expense; both attributed to debt reductions. For the six month period ended June 30, 2017, net finance costs were $50 million lower than the same prior year period primarily due to a $38 million reduction in interest expense as a result of debt reductions made over the past year combined with a $14 million decrease in debt extinguishment costs.

Additional Significant Statement of Income Items

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Impairment (reversals) charges	($ 5)	$ 4	($ 1,130)	$ 5
Loss on currency translation	$ 32	$ 23	$ 35	$ 162
Other expense (income)	($ 839)	($ 11)	($ 837)	$ 3

Impairment (Reversals) Charges

For the three and six month periods ended June 30, 2017, net impairment reversals were $5 million and $1,130 million, respectively, compared to impairment charges of $4 million and $5 million, respectively in the same prior year periods. For the three month period the $5 million net impairment reversals primarily relate to reversals on equipment at Pascua-Lama. For the six month period, the net impairment reversals primarily relate to $1,120 million in impairment reversals at the Cerro Casale project ($518 million net of tax and non-controlling interest) upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017. The impairment charges in the same prior year periods relate to miscellaneous assets. For a further breakdown of impairment charges and reversals, refer to note 9 to the Financial Statements.

Loss on Currency Translation

Loss on currency translation for the three and six month periods ended June 30, 2017 increased $9 million and decreased $127 million, respectively, compared to the same prior year periods. For the three month period, the increase was mainly due to currency translation losses relating to the impact of higher devaluation of the Argentinean peso on VAT receivables, compared to the same prior year period. For the six month period, the smaller loss is primarily due to $81 million of higher currency translation losses as a result of the disposal and reorganization of certain Australian entities during the first quarter of 2016 compared to the current year period. This was further impacted by lower unrealized foreign currency translation losses relating to the Argentinean peso, which had a higher devaluation in the prior year period combined with smaller losses attributed to Australian dollar movements on working capital balances.

Other Expense (Income)

For the three and six month periods ended June 30, 2017, other income was $828 million and $840 million higher, respectively, than the same prior year periods. The increases primarily relate to gains of $689 million related to the sale of a 50% interest in the Veladero mine and $193 million on the gain related to the sale of a 25% interest in the Cerro Casale project in the second quarter of 2017. These increases in other income were partially offset by an increase in miscellaneous write-offs combined with higher litigation expense. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $274 million in the second quarter of 2017. The underlying effective tax rate for ordinary income in the second quarter of 2017 was 46% after adjusting for the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income in the second quarter of 2017 was 19% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK SECOND QUARTER 2017	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

 Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2017	As at December 31, 2016
Total cash and equivalents	$ 2,926	$ 2,389
Current assets	2,577	2,485
Non-current assets	20,304	20,390

Total Assets	$ 25,807	$ 25,264

Current liabilities excluding short-term debt	$ 1,430	$1,676
Non-current liabilities excluding long-term debt[1]	5,248	5,344
Debt (current and long-term)	7,444	7,931

Total Liabilities	$ 14,122	$ 14,951

Total shareholders’ equity	9,642	7,935
Non-controlling interests	2,043	2,378

Total Equity	$ 11,685	$ 10,313

Total common shares outstanding (millions of shares)[2]	1,166	1,166

Key Financial Ratios:

Current ratio[3]	3.56:1	2.68:1
Debt-to-equity[4]	0.64:1	0.77:1

[1]	Non-current financial liabilities as at June 30, 2017 were $7,532 million (December 31, 2016: $8,002 million).
[2]	Total common shares outstanding do not include 1.2 million stock options.
[3]	Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at June 30, 2017 and December 31, 2016.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2017 and December 31, 2016.

Balance Sheet Review

Total assets were $25.8 billion at June 30, 2017, approximately $0.5 billion higher than at December 31, 2016, primarily reflecting the proceeds from the sale of 50 percent of our Veladero mine in Argentina. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at June 30, 2017 totaled $14.1 billion; approximately $0.8 billion lower than at December 31, 2016, mainly reflecting the $0.5 billion debt repayments made during the first half of the year combined with lower deferred and current income tax liabilities.

Shareholders’ Equity

As at July 18, 2017	Number of shares
Common shares	1,166,003,015
Stock options	1,247,774

Financial Position and Liquidity

Total cash and cash equivalents as at June 30, 2017 were $2.9 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2017, our total debt was $7.4 billion (debt net of cash and equivalents was $4.5 billion) and our debt-to-equity ratio was 0.64:1. This compares to debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion), and a debt-to-equity ratio of 0.77:1.

At the beginning of 2017, we set a target to reduce our total debt by $2.9 billion, to $5 billion, by the end of 2018 – half of which is targeted in 2017. We have reduced debt by $309 million in the second quarter of 2017 and $487 million so far in 2017 in furtherance of this goal. We currently have less than $200 million2 in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. We received $960 million in proceeds from the sale of 50 percent of our interest in the Veladero mine on June 30, 2017 and this will be used to reduce debt.

In addition to this debt reduction goal, we have capital commitments of $74 million and expect to incur attributable sustaining and project capital expenditures between $597 to $797 million for the remainder of 2017 based on our guidance range on page 26. For the

BARRICK SECOND QUARTER 2017	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

remainder of 2017 we have contractual obligations and commitments of $442 million in purchase obligations for supplies and consumables and $34 million in derivative liabilities which will form part of operating costs. In addition, we have $204 million in interest payments and other amounts as detailed in the table on page 45. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. Also in August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In March 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.28:1 as at June 30, 2017 (0.35:1 as at December 31, 2016).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net cash provided by operating activities	$448	$527	$943	$978

Investing activities
Capital expenditures	$(405)	$(253)	$(739)	$(523)
Divestitures	960	(22)	960	588
Other	1	3	4	4

Total investing inflows/(outflows)	$556	$(272)	$225	$69

Financing activities
Net change in debt	$(305)	$(127)	$(485)	$(977)
Dividends	(32)	(21)	(63)	(43)
Other	(18)	11	(85)	(44)

Total financing inflows/(outflows)	$(355)	$(137)	$(633)	$(1,064)

Effect of exchange rate	-	-	2	3

Increase/(decrease) in cash and equivalents	$649	$118	$537	$(14)

In the second quarter of 2017, we generated $448 million in operating cash flow, compared to $527 million in the same prior year period. The decrease of $79 million was primarily due to higher cash taxes paid at Pueblo Viejo compared to the same prior year period as we made our final 2016 tax payment and our first tax payment for 2017 which, based on our current estimates should result in nominal payments for the remainder of the year. Operating cash flow was further impacted by the Tanzania concentrate export ban affecting Acacia sales, the buildup of working capital, specifically leach pad inventory at Veladero and an increase in exploration, evaluation and project costs. These decreases in operating cash flow were partially offset by higher gold and copper sales volume, primarily from Barrick Nevada, higher copper prices and lower direct mining costs. The decrease in direct mining costs was driven by a change in sales mix with higher sales volume from the lower cost Barrick Nevada and lower relative sales volume from Acacia and Turquoise Ridge, and lower direct mining costs at Barrick Nevada and Pueblo Viejo compared to the same prior year period.

The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash inflows from investing activities in the second quarter of 2017 were $556 million compared to cash outflows of $272 million in the same prior year period.

BARRICK SECOND QUARTER 2017	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase of $828 million is primarily due to $960 million of proceeds from the divestiture of our 50% interest in Veladero in the second quarter of 2017. This was partially offset by a planned increase in capital expenditures on a cash basis of $152 million primarily due to an increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and additional equipment purchases. The increase in capital expenditures was also impacted by a $31 million increase in project capital expenditures primarily at Barrick Nevada relating to the Robertson acquisition, development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

Net financing cash outflows for the second quarter of 2017 amounted to $355 million, compared to $137 million of cash outflows in the same prior year period. The higher outflows primarily relate to higher debt repayments in the second quarter of 2017 of $305 million compared to $127 million in the same prior year period. This was combined with higher other financing outflows in the current quarter, mainly relating to debt extinguishment costs arising from debt repurchases made in the quarter and higher dividend payments.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker, the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments will now be four individual gold mines, Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2017	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada1, Nevada USA

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Total tonnes mined (000s)	57,222	52,677	9%	105,654	99,657	6%
Open pit	56,512	51,982	9%	104,218	98,270	6%
Underground	710	695	2%	1,436	1,387	4%
Average grade (grams/tonne)
Open pit mined	3.71	1.78	108%	2.95	1.51	95%
Underground mined	10.49	11.78	(11%)	10.48	12.09	(13%)
Processed	4.25	3.00	42%	3.48	2.64	32%
Ore tonnes processed (000s)	5,931	6,767	(12%)	12,803	15,843	(19%)
Oxide mill	1,243	984	26%	2,297	1,968	17%
Roaster	1,191	1,022	17%	2,343	2,316	1%
Autoclave	1,148	892	29%	2,180	1,565	39%
Heap leach	2,349	3,869	(39%)	5,983	9,994	(40%)
Gold produced (000s/oz)	741	511	45%	1,262	1,007	25%
Oxide mill	379	122	211%	580	266	118%
Roaster	228	269	(15%)	447	531	(16%)
Autoclave	80	63	27%	139	109	28%
Heap leach	54	57	(5%)	96	101	(5%)
Gold sold (000s/oz)	731	496	47%	1,262	1,020	24%

Segment revenue ($ millions)	$921	$624	48%	$1,567	$1,240	26%
Cost of sales ($ millions)	529	459	15%	1,016	923	10%
Segment income ($ millions)	378	159	138%	526	306	72%
Segment EBITDA ($ millions)[2]	630	348	81%	985	693	42%
Capital expenditures ($ millions)	183	78	135%	313	137	128%
Minesite sustaining	107	46	133%	188	81	132%
Project	76	32	138%	125	56	123%
Cost of sales (per oz)	723	923	(22%)	804	904	(11%)
Cash costs (per oz)[2]	377	542	(30%)	439	525	(16%)
All-in sustaining costs (per oz)[2]	541	649	(17%)	605	615	(2%)
All-in costs (per oz)[2]	$647	$720	(10%)	$707	$675	5%

[1]	Includes our 60% share of Arturo.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Financial Results

Barrick Nevada’s segment income for the three and six months ended June 30, 2017 was 138% and 72% higher, respectively, than the same prior year periods primarily due to an increase in sales volume, partially offset by an increase in cost of sales. For the six month period, the increase was further impacted by a higher realized gold price1.

Gold production for the three and six month periods ended June 30, 2017, were 45% and 25% higher, respectively, compared to the same prior year periods primarily as a result of higher grades mined and processed from the Cortez Hills open pit (“CHOP”) combined with higher throughput at the oxide mill as a result of Best-in-Class process improvements. This was partially offset by processing lower grades from the Cortez Hills underground (“CHUG”) as it advances deeper into the mine and by lower production from Goldstrike as we continue stripping the 3rd and 4th northwest laybacks compared to mining high grade ore from the North Betze phase of the open pit in 2016. Lower roaster production was due to lower grades and the processing of ore from the 60% owned Arturo pit. This was partially offset by accelerated mining rates at CHUG due to Best-in-Class improvements and digitization, allowing a higher blend of CHUG ore feed through the roaster. In addition, fewer tonnes have been mined and placed on the leach pad in the first half

BARRICK SECOND QUARTER 2017	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

of 2017, but due to leach cycle timing, ounces produced are only slightly lower than the same prior year periods.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2017 were $200 and $100 per ounce lower, respectively, than the same prior year periods mainly due to the impact of higher sales volume on unit production costs combined with higher capitalized waste stripping activity, primarily related to the 3rd and 4th northwest laybacks at Goldstrike and Crossroads at Cortez, and lower inventory write-downs compared to the same prior year periods. These decreases in cost of sales per ounce4 were partially offset by lower CHUG and North Betze grades mined and processed through the oxide mill combined with higher autoclave production in the current year, which is the highest cost per tonne processing facility for Barrick Nevada. This was further impacted by higher depreciation from an increase in ounces mined at CHOP. For the three and six month periods ended June 30, 2017, all-in sustaining costs1 decreased by $108 and $10 per ounce, respectively, compared to the same prior year periods mainly due to the impact of higher sales volume on unit production costs combined with lower direct mining costs attributed to higher capitalized waste stripping, partially offset by higher mine-site sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2017, increased by 135% and 128%, respectively, from the same prior year periods due to higher minesite sustaining capital combined with higher project expenditures. Higher sustaining capital is attributed to $30 million and $60 million, respectively, of higher capitalized stripping relating to the 3rd and 4th northwest laybacks, combined with increased spending relative to the same prior year periods on minesite sustaining projects such as the autoclave thiosulfate water treatment plant conversion to improve water balances and consumption of fresh reagent, tailings expansions, and digitization initiatives at Cortez to enhance productivity and efficiency. Project capital expenditures in the three and six month periods ended June 30, 2017 increased compared to the same prior year periods as a result of capitalized stripping and dewatering at Crossroads combined with underground development at Cortez Hills Lower Zone, the range front declines, Robertson acquisition, and Goldrush project capital. These were partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

Outlook

We now expect Barrick Nevada gold production to be in the range of 2,270 to 2,350 thousand ounces compared to our previous range of 2,180 to 2,260 thousand ounces. Higher ounce production is expected from positive model performance at CHOP and increased throughput at the Cortez oxide mill due to advanced process controls and Best-in-Class improvements.

We now expect cost of sales per ounce4 to be in the range of $790 to $830 per ounce and cash costs1 to be in the range of $440 to $480 per ounce compared to our previous ranges of $820 to $860 per ounce and $480 to $510 per ounce, respectively. Cost of sales per ounce4 is impacted by the increase in ounces sold compared to the Q1 2017 guidance. This is partially offset by higher depreciation from an increase in ounces mined at CHOP. Cash costs1 is expected to be lower than Q1 2017 guidance primarily due to higher ounce production. We continue to expect all-in sustaining costs1 to be in the range of $630 and $680 per ounce.

BARRICK SECOND QUARTER 2017	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Pueblo Viejo (60% basis)1, Dominican Republic

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	5,814	5,814	-	10,967	12,133	(10%)
Average grade (grams/tonne)
Open pit mined	3.03	2.92	4%	3.00	2.86	5%
Processed	4.53	4.94	(8%)	4.52	5.15	(12%)
Autoclave ore tonnes processed (000s)	1,256	1,049	20%	2,351	2,195	7%
Gold produced (000s/oz)	171	150	14%	314	322	(2%)
Gold sold (000s/oz)	170	144	18%	313	312	-

Segment revenue ($ millions)	$226	$200	13%	$412	$409	1%
Cost of sales ($ millions)	100	106	(6%)	199	208	(4%)
Segment income ($ millions)	122	94	30%	209	200	5%
Segment EBITDA ($ millions)[2]	149	117	27%	262	250	5%
Capital expenditures ($ millions)	16	15	7%	29	28	4%
Minesite sustaining	16	15	7%	29	28	4%
Project	-	-	-	-	-	-
Cost of sales (per oz)	586	739	(21%)	635	667	(5%)
Cash costs (per oz)[2]	365	515	(29%)	398	459	(13%)
All-in sustaining costs (per oz)[2]	475	634	(25%)	505	559	(10%)
All-in costs (per oz)[2]	$475	$634	(25%)	$505	$559	(10%)

[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and six month periods ended June 30, 2017 was 30% and 5% higher, respectively, than the same prior year periods. The increase for the three month period was primarily due to an increase in sales volume combined with lower cost of sales, partially offset by lower realized gold prices1. The increase in segment income for the six month period was primarily due to a decrease in cost of sales.

Gold production for the three and six month periods ended June 30, 2017 was 14% higher and 2% lower, respectively, than the same prior year periods. The increase for the three month period was primarily attributed to an increase in throughput combined with higher recovery rates, partially offset by lower ore grades processed. The decrease for the six month period ended June 30, 2017, was primarily due to lower ore grades processed, partly offset by an increase in tonnes processed and higher recovery rates. Higher throughput in the current year was due to fewer planned autoclave shutdowns for maintenance compared to the same prior year periods as part of Best-in-Class initiatives. Recovery rates have improved due to a change in ore type with a reduction of organic carbon content compared to the same prior year periods.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2017, were $153 and $32 per ounce lower, respectively, than the same prior year periods due to higher equipment rental costs in the prior year periods as a result of the oxygen plant motor failure that occurred in the fourth quarter of 2015 combined with lower maintenance costs due to the timing of planned autoclave shutdowns. These lower costs were partially offset by higher energy and fuel costs due to higher tonnes processed and fuel prices. For the three months ended June 30, 2017, the lower cost of sales per ounce4 was favorably impacted by higher sales volume on unit production costs. For the three and six month periods ended June 30, 2017, all-in sustaining costs1 decreased by $159 and $54 per ounce, respectively, compared to the same prior year periods primarily reflecting the lower cost of sales per ounce4, partly offset by the increase in minesite capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2017, increased by 7% and 4%, respectively, primarily related to the construction of the El Llagal tailings storage facility and capitalized equipment costs. This was partially offset by a decrease in capitalized stripping costs as a result of mine plan sequencing.

Outlook

We continue to expect our equity share of 2017 gold production to be in the range of 625 to 650 thousand ounces and cost of sales per ounce4 to be in the range of $650 to $680 per ounce. We continue to expect cash costs1 to be in the range of $420 to $440 per ounce and all-in-sustaining costs1 of $540 to $570 per ounce.

BARRICK SECOND QUARTER 2017	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Lagunas Norte, Peru

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	8,619	10,365	(17%)	17,381	20,367	(15%)
Average grade (grams/tonne)
Open pit mined	1.07	1.28	(16%)	1.16	1.17	(1%)
Processed	1.01	1.23	(18%)	1.05	1.07	(2%)
Heap leach ore tonnes processed (000s)	4,667	4,111	14%	8,740	8,526	3%
Gold produced (000s/oz)	90	124	(27%)	178	224	(21%)
Gold sold (000s/oz)	99	116	(15%)	190	217	(12%)

Segment revenue ($ millions)	$126	$151	(17%)	$241	$275	(12%)
Cost of sales ($ millions)	59	77	(23%)	112	145	(23%)
Segment income ($ millions)	61	69	(12%)	120	124	(3%)
Segment EBITDA ($ millions)[1]	78	96	(19%)	153	179	(15%)
Capital expenditures ($ millions)	4	19	(79%)	9	38	(76%)
Minesite sustaining	3	19	(84%)	7	38	(82%)
Project	1	-	100%	2	-	100%
Cost of sales (per oz)	615	663	(7%)	595	664	(10%)
Cash costs (per oz)[1]	399	398	-	379	372	2%
All-in sustaining costs (per oz)[1]	472	585	(19%)	451	571	(21%)
All-in costs (per oz)[1]	$483	$585	(17%)	$461	$571	(19%)

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three and six months ended June 30, 2017 was 12% and 3% lower, respectively, than the same prior year periods primarily due the decrease in sales volume combined with lower realized gold prices1, partially offset by lower cost of sales.

Gold production for the three and six month periods ended June 30, 2017, were 27% and 21% lower, respectively, than the same prior year periods primarily as a result of processing harder material with lower grades and slower recovery rates and a higher percentage of older stock material, in line with expectations as the mine matures. Productivity was further impacted by heavy rains causing road closures and power outages. The decrease in gold sales volume was lower than the gold production decrease due to the timing of sales and improved shipment scheduling.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2017, were $48 and $69 per ounce lower, respectively, than the same prior year periods mainly due to lower depreciation expense, partially offset by higher direct mining costs resulting from higher tonnage processed. This was further impacted by realized cost savings from the Best-in-Class program such as the initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control and improvements in planned maintenance. These decreases were partially offset by the impact of lower sales volume. For the three and six month periods ended June 30, 2017, all-in sustaining costs1 decreased by $113 and $120 per ounce, respectively, compared to the same prior year periods primarily reflecting the decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2017, decreased by 79% and 76%, respectively, compared to the same prior year periods due to lower minesite sustaining capital expenditures relating to the construction of phase 6 of the leach pad, which was completed in the prior year period, combined with lower capitalized stripping. Project expenditures in the current year relate to ongoing studies for the sequenced life-of-mine extension which involves the potential construction of a grinding and carbon-in-leach processing circuit to treat carbonaceous oxides ore which may be expanded later with flotation and pressure oxidation circuits to treat refractory material.

Outlook

We continue to expect 2017 production to be in the range of 380 to 420 thousand ounces. We now expect cost of sales per ounce4 to be in the range of $660 to $730 per

BARRICK SECOND QUARTER 2017	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

ounce and all-in sustaining costs1 to be in the range of $490 to $550 per ounce compared to our previous ranges of $710 to $780 per ounce and $540 to $600 per ounce, respectively. These changes reflect the combination of higher direct mining costs derived from the new mine plan and the reengineering to optimize the treatment of different ore materials, partially deferring capital expenditures until 2018. We continue to expect cash costs1 to be in the range of $430 to $470 per ounce.

 Veladero, Argentina1

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Open pit tonnes mined (000s)	13,416	14,001	(4%)	32,121	36,315	(12%)
Average grade (grams/tonne)
Open pit mined	1.07	0.81	32%	1.01	0.77	31%
Processed	1.02	0.80	28%	1.03	0.78	32%
Heap leach ore tonnes processed (000s)	6,274	5,545	13%	13,530	12,816	6%
Gold produced (000s/oz)	72	119	(39%)	223	251	(11%)
Gold sold (000s/oz)	89	119	(25%)	254	243	5%

Segment revenue ($ millions)	$115	$159	(28%)	$325	$311	5%
Cost of sales ($ millions)	56	100	(44%)	196	205	(4%)
Segment income ($ millions)	55	60	(8%)	125	107	17%
Segment EBITDA ($ millions)[2]	55	87	(37%)	163	159	3%
Capital expenditures ($ millions)	63	22	186%	113	41	176%
Minesite sustaining	63	22	186%	113	41	176%
Project	-	-	-	-	-	-
Cost of sales (per oz)	628	838	(25%)	770	840	(8%)
Cash costs (per oz)[2]	578	551	5%	579	531	9%
All-in sustaining costs (per oz)[2]	1,315	744	77%	1,038	709	46%
All-in costs (per oz)[2]	$1,315	$744	77%	$1,038	$709	46%

[1]	We sold 50% of Veladero on June 30, 2017; therefore these represent results on a 100% basis. Results from July 1, 2017 onwards will be recorded on a 50% basis.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Financial Results

Veladero’s segment income for the three and six month periods ended June 30, 2017 was 8% lower and 17% higher, respectively, than the same prior year periods. The decrease in the three month period was primarily due to a decrease in sales volume and lower realized gold prices1, partially offset by lower depreciation expense. For the six month period, the increase was due to higher sales volume combined with higher realized gold prices1 and lower depreciation expense. The higher sales volume compared to gold production for the six month period was due to selling our remaining finished goods inventory prior to the sale of the 50% interest in the Veladero mine to Shandong.

Gold production for the three and six month periods ended June 30, 2017, were 39% and 11% lower, respectively, than the same prior year periods mainly due to lower recovery reflecting the impact of the temporary restriction on the addition of new cyanide to the leach pad following the March 28, 2017 incident with the leach pumping system, as described in further detail below. Tonnes mined were lower in the current year due to severe weather conditions; however tonnes processed increased compared to the same prior year periods reflecting higher stockpile rehandling and lower waste tonnes mined. Normal leaching operations, including the addition of cyanide, have resumed at Veladero, following the anticipated ramp up and testing of upgraded leach pad systems.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2017, were $210 and $70 per ounce lower, respectively, than the same prior year periods primarily due to lower depreciation expense as a result of the cessation of depreciation as Veladero was classified as held-for-sale for the second quarter of 2017, partially offset by an increase in direct mining costs. The increase in direct mining costs is primarily related to labor and contractors due to the rate of inflation in Argentina not being fully offset by the devaluation of the

BARRICK SECOND QUARTER 2017	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Argentinean peso. For the six month period, the lower cost of sales per ounce4 was further impacted by higher sales volume on unit production costs. For the three and six month periods ended June 30, 2017, all-in sustaining costs1 increased by $571 and $329 per ounce, respectively, compared to the same prior year periods primarily due to an increase in minesite sustaining capital expenditures combined with lower sales volume in the three month period.

Capital expenditures for the three and six month periods ended June 30, 2017, increased by 186% and 176%, respectively, compared to the same prior year periods due to higher minesite sustaining capital expenditures relating to the construction of phase 4B and 5B of the leach pad expansion, leach pad improvement and equipment purchases combined with higher capitalized stripping costs.

On April 6, 2017, we announced the sale to Shandong Gold of a 50 percent interest of the Veladero mine for $960 million. The transaction closed on June 30, 2017, and reflects the first step in our strategic partnership with Shandong.

On December 30, 2016, the San Juan provincial mining authority approved the fifth update to the Veladero mine’s environmental impact study (“EIS”), which as submitted by the Company had included a request for approval of the leach pad expansion for Phases 6 to 9. Environmental approval for Phases 6 to 9 of the leach pad expansion was confirmed on May 19, 2017 by the San Juan Mining Minister.

Release of gold-bearing process solution

On March 28, 2017, the monitoring system at the Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against Minera Argentina Gold SRL (“MAG”), Barrick’s Argentine subsidiary that operates the Veladero mine, in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. Refer to note 18 to the Financial Statements for more information regarding this matter.

Provincial amparo action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Refer to note 18 to the Financial Statements for more information regarding this matter.

Following the resumption of the addition of cyanide, Barrick is continuing to implement modifications to the leach pad under Barrick’s work plan agreed with San Juan provincial authorities. In addition, Barrick also continues to implement its enhanced community investment and engagement plan.

Federal amparo action

On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. This second amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the

BARRICK SECOND QUARTER 2017	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. On June 23, 2017, the Federal Court decided that it is competent to hear the case, and referred the case to the court of appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Jachal Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. Refer to note 18 to the Financial Statements for more information regarding this matter.

Veladero experienced operational incidents in 2016 and 2015 which also resulted in regulatory and legal proceedings as summarized below.

Release of cyanide-bearing process solution

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Refer to note 18 to the Financial Statements for more information regarding this matter.

Release of crushed ore saturated with process solution

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impact. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. Refer to note 18 to the Financial Statements for more information regarding this matter.

Cyanide leaching process – civil action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the valley heap leach facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. The Company replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage. Refer to note 18 to the Financial Statements for more information regarding this matter.

Outlook

With the successful implementation of corrective actions connected to the incident that occurred in March 2017, we continue to expect Barrick’s share (50 percent basis from July 1, 2017) to be 430 to 480 thousand ounces of gold. We continue to expect cost of sales per ounce4 to be in the range of $740 to $790 and all-in sustaining costs1 of $890 to $990 per ounce. We now expect cash costs1 to be in the range of $550 to $590 per ounce compared to our previous range of $520 to $560 per ounce.

BARRICK SECOND QUARTER 2017	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Underground tonnes mined (000s)	152	158	(4%)	303	287	6%
Average grade (grams/tonne)
Underground mined	15.56	17.52	(11%)	15.67	17.25	(9%)
Gold produced (000s/oz)	24	79	(70%)	79	129	(39%)
Gold sold (000s/oz)	21	60	(65%)	75	108	(31%)

Segment revenue ($ millions)	$26	$75	(65%)	$93	$131	(29%)
Cost of sales ($ millions)	18	34	(47%)	55	69	(20%)
Segment income ($ millions)	7	41	(83%)	37	61	(39%)
Segment EBITDA ($ millions)[1]	9	46	(80%)	46	72	(36%)
Capital expenditures ($ millions)	4	8	(50%)	13	14	(7%)
Minesite sustaining	4	8	(50%)	13	14	(7%)
Project	-	-	-	-	-	-
Cost of sales (per oz)	853	582	47%	728	641	14%
Cash costs (per oz)[1]	747	486	54%	607	536	13%
All-in sustaining costs (per oz)[1]	965	621	55%	784	668	17%
All-in costs (per oz)[1]	$965	$621	55%	$784	$668	17%

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and six month periods ended June 30, 2017 was 83% and 39% lower, respectively, than the same prior year periods. The decreases were primarily due to a decrease in sales volume, partially offset by higher gold prices. As a result of higher organic carbon content in the ore, we have amended the terms of the toll milling agreement with Twin Creeks for the remainder of 2017 increasing our expected processing cost by approximately $8/tonne. The higher organic carbon content and our negotiations with Twin Creeks have resulted in the reversal of 17 thousand ounces of production which has now been shipped to Barrick Nevada and is expected to be recognized as production by Barrick Nevada in the second half of 2017. In addition, as at June 30, 2017 we have one month’s mined ounces, awaiting shipment to Twin Creeks which will be recognized as production when shipped.

Gold production for the three and six month periods ended June 30, 2017 were 70% and 39% lower, respectively, than the same prior year periods, due to the ounces shipped to Barrick Nevada and unshipped ounces at June 30, as noted above, combined with lower grades and lower tonnes mined for the three month period ended June 30, 2017. Lower grades in the current year were due to the planned mining of lower grade south zone material. The increase in tonnes mined for the six month period ended June 30, 2017 resulted from increased mining productivity because of improved equipment availability combined with improved mine engineering to take advantage of the larger ore geometry as well as other Best-in-Class activities to increase the effective operating time on shift in the mine.

Cost of sales per ounce4 for the three and six month periods ended June 30, 2017, were $271 and $87 per ounce higher, respectively, than the same prior year periods mainly reflecting the impact of lower sales volume on unit production costs. For the three and six month periods ended June 30, 2017, all-in sustaining costs1 increased by $344 and $116 per ounce, respectively, compared to the same prior year periods primarily reflecting the higher cost of sales per ounce4, partially offset by the decrease in minesite sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2017, decreased by 50% and 7%, respectively, compared to the same prior year periods. The decrease for the three month period was primarily due to the timing of minesite sustaining capital expenditures, which were delayed from the first quarter of 2016 to the second quarter of 2016.

Outlook

We now expect 2017 production to be in the range of 230 to 250 thousand ounces, compared to our previous range of 260 to 280 thousand ounces (Barrick’s share). The lower production reflects the ounces shipped to Barrick Nevada, as discussed above. We also now expect cost of sales per ounce4 to be in the range of $700 to $750 per ounce, cash costs1 to be in the range of $570 to $600 per ounce and all-in sustaining costs1 to be in the range of $750 to $830 per ounce, compared to our previous ranges of $550 to $600 per ounce, $440 to $470 per ounce and $630 to $710 per ounce, respectively. These increases reflect the lower production as well as increased costs due to a delay in the implementation of some Best-in-Class initiatives, including short interval control, to the second half of 2017 with a resulting delay in the expected benefits until 2018.

BARRICK SECOND QUARTER 2017	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30

	2017	2016	% Change	2017	2016	% Change
Total tonnes mined (000s)	8,558	9,939	(14%)	18,039	19,346	(7%)
Open pit	8,192	9,618	(15%)	17,314	18,657	(7%)
Underground	366	321	14%	725	689	5%
Average grade (grams/tonne)
Open pit mined	1.37	1.55	(12%)	1.43	1.42	1%
Underground mined	8.48	10.56	(20%)	8.80	10.24	(14%)
Processed[1]	3.00	3.20	(6%)	3.10	3.00	3%
Ore tonnes processed (000s)	2,440	2,412	1%	4,860	4,900	(1%)
Gold produced (000s/oz)	208	222	(6%)	428	412	4%
Gold sold (000s/oz)	127	217	(41%)	312	401	(22%)

Segment revenue ($ millions)	$159	$281	(43%)	$391	$500	(22%)
Cost of sales ($ millions)	97	180	(46%)	248	349	(29%)
Segment income ($ millions)	54	91	(41%)	129	131	2%
Segment EBITDA ($ millions)[2]	78	134	(42%)	188	210	(10%)
Capital expenditures ($ millions)	45	48	(6%)	91	82	11%
Minesite sustaining	44	47	(6%)	90	81	11%
Project	1	1	-	1	1	-
Cost of sales (per oz)	756	836	(10%)	792	872	(9%)
Cash costs (per oz)[2]	577	595	(3%)	577	640	(10%)
All-in sustaining costs (per oz)[2]	835	926	(10%)	893	941	(5%)
All-in costs (per oz)[2]	$839	$929	(10%)	$896	$943	(5%)

[1]	Includes processing of tailings retreatment.
[2]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia’s segment income for the three and six month periods ended June 30, 2017 was 41% lower and 2% higher, respectively, than the same prior year periods. For the three month period, the decrease was primarily due to lower sales volume as a result of the concentrate export ban, affecting sales from Bulyanhulu and Buzwagi. For the six month period, the slight increase was due to lower cost of sales, which were almost offset by the impact of lower sales volume.

For the three and six month periods ended June 30, 2017, gold production was 6% lower and 4% higher, respectively, than the same prior year periods. For the three month period, the decrease was attributed to a decrease in production at Bulyanhulu as a result of lower tonnes mined due to poor underground conditions and lower grade and North Mara due to lower open pit tonnes mined combined with lower grades. These decreases were partially offset by an increase at Buzwagi as a result of higher grade ore from the main ore zone at the bottom of the open pit. For the six month period the higher production was primarily due to the higher grade ore at Buzwagi and at North Mara, partially offset by lower production at Bulyanhulu.

Cost of sales per ounce4 in the three and six month periods ended June 30, 2017 was 10% and 9% lower, respectively, than the same prior year periods primarily reflecting the impact of the build-up in inventory due to the delays in concentrate sales mainly at Buzwagi combined with higher capitalized direct mining costs at North Mara relating to capitalized stripping and Bulyanhulu due to underground development. Further decreasing cost of sales per ounce4 was a decrease in consumables mainly at Buzwagi and Bulyanhulu. The decrease was partially offset by higher contractor costs at Bulyanhulu due to an increase in underground drilling, higher labor and an increase in energy and fuel costs. All-in sustaining costs1 for the three and six month periods ended June 30, 2017 were 10% and 5% lower,

BARRICK SECOND QUARTER 2017	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

respectively, than the same prior year periods due to lower cost of sales per ounce4 combined with lower stock-based payment expense. For the six month period, this was partially offset by an increase in minesite sustaining capital expenditures.

For the three and six month periods ended June 30, 2017, capital expenditures decreased by 6% and increased by 11%, respectively, compared to the same prior year periods. For the three month period, the decrease was primarily due to North Mara, which had lower capitalized stripping costs primarily related to lower waste stripping at Nyabirama Stage 4, partially offset by higher capitalized drilling. For the six month period, the increase was attributed to higher capitalized stripping and underground development costs at Bulyanhulu and North Mara combined with higher capitalized drilling costs at North Mara.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the ban which are located in Dar es Salaam.

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. In the first half of 2017, concentrate accounted for 36% of Acacia’s production at the group level, with 64% of Buzwagi production and 46% of Bulyanhulu production, respectively, being concentrate.

During the second quarter, two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

Acacia has continued to operate at Bulyanhulu and Buzwagi as normal and continues to stockpile concentrate at each of the sites which has resulted in the build-up of approximately 127,000 ounces of gold contained in unsold concentrate. In addition, Acacia has approximately 8.3 million pounds of copper and 107,000 ounces of silver contained in unsold concentrate. Had these amounts been sold, net revenue and cash flow would have increased by approximately US$168 million for the six month period ended June 30, 2017. All-in sustaining costs1 were impacted on a unit cost basis, and had Acacia sold all of the ounces produced, all-in sustaining costs1 for the half year would have been approximately US$800 per ounce, and before the impact of the lower Acacia share price on general and administrative expenses would have been approximately US$820 per ounce.

In addition, new and amended legislation was passed in Tanzania in early July 2017, including an amendment to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% from 4%, and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. Acacia continues to monitor the impact of the new legislation in light of its Mineral Development Agreements with the Government of Tanzania which set out and preserve the legal and regulatory framework under which its mines operate. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports without prejudice to its legal rights.

In July 2017, Acacia announced that it had served Notices of Arbitration in Tanzania in respect of the current disputes with the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government in the relevant Mineral Development Agreements. The serving of the Notices was necessary to protect Acacia’s legal rights, but Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this.

BARRICK SECOND QUARTER 2017	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

In an effort to seek a resolution that is in the best interests of all parties, including the Government of Tanzania, Barrick and Acacia, Barrick will begin discussions with the Government of Tanzania during the week of July 30th concerning the concentrate export ban and other issues impacting Acacia operations in the country. Barrick is doing so in its capacity as Acacia’s largest shareholder. Acacia is not participating directly in the discussions at this stage, however it intends to work with Barrick as necessary to support the process. Any potential resolution arising from these discussions will be subject to approval by Acacia.

Outlook

At this time, Acacia continues to evaluate the impact of Tanzania’s concentrate export ban, as well as recently enacted legislation, on its 2017 production guidance. To date, Acacia has not revised its full-year outlook to reflect any change to its annual output as a result of the export ban on concentrates, but has stated that it is now targeting the lower end of its previous production guidance. Acacia has also stated that, given the scale of cash outflows at Bulyanhulu, it does not believe continued operations are sustainable at that site beyond September 30, 2017.

Barrick continues to monitor this situation and should Acacia revise its full-year outlook, Barrick will evaluate the impact to its own guidance at that time. Any impact will depend, in large part, on the duration of the concentrate export ban. The ultimate duration of the export ban is currently unknown. Subject to this review, guidance for Acacia 2017 gold production remains in the range of 545 to 575 thousand ounces (Barrick’s share), albeit at the lower end of the range, and cost of sales per ounce4 continues to be in the range of $860 to $910 per ounce. In addition, assuming that the export ban has no impact on 2017 gold sales, we continue to expect cash costs1 to be in the range of $580 to $620 per ounce and all-in sustaining costs1 to be in the range of $880 to $920 per ounce. Acacia operations impacted by the current ban on concentrate exports (Bulyanhulu and Buzwagi) account for approximately six per cent of Barrick’s 2017 gold production guidance. In total, Acacia accounts for approximately 10 percent of Barrick’s 2017 gold production guidance.

BARRICK SECOND QUARTER 2017	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s largest undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. We continue to progress the prefeasibility study for an underground mine, contemplating development of the Pascua-Lama deposit in a phased approach, thereby reducing execution risks and upfront capital requirements. Concurrently, we remain focused on optimizing, stabilizing and preserving the project site, and addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor — as we do for all capital allocation decisions at the company — before further review by the Executive Committee and the Board at each stage of advancement.

SMA Regulatory Sanctions

On June 8, 2016, Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) consolidated two administrative proceedings against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit. Refer to note 18 to the Financial Statements for more information regarding this matter.

Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. A new resolution from Sernageomin could reject the Temporary Closure Plan or reapprove the Temporary Closure Plan as originally issued, or impose additional closure-related obligations on CMN. CMN continues to work with Sernageomin in support of the Temporary Closure Plan. Refer to note 18 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. A decision of the Environmental Court is pending. Refer to note 18 to the Financial Statements for more information regarding this matter.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. In June 2017, repairs were completed and the water treatment plant resumed normal operations. CMN has reviewed its contingency plan with Chilean regulatory authorities.

BARRICK SECOND QUARTER 2017	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)				Payments due as at June 30, 2017
	2017	2018	2019	2020	2021	2022 and thereafter	Total
Debt[1]
Repayment of principal	$41	$83	$81	$291	$665	$6,264	$7,425
Capital leases	17	29	14	7	3	8	78
Interest	204	405	401	394	368	5,406	7,178
Provisions for environmental rehabilitation[2]	66	71	63	102	93	1,838	2,233
Operating leases	20	23	17	11	8	10	89
Restricted share units	28	22	3	3	-	-	56
Pension benefits and other post-retirement benefits	11	20	20	20	20	408	499
Derivative liabilities[3]	34	36	3	-	-	-	73
Purchase obligations for supplies and consumables[4]	442	233	175	132	84	5	1,071
Capital commitments[5]	74	13	4	4	4	27	126
Social development costs[6]	6	4	5	2	1	189	207

Total	$943	$939	$786	$966	$1,246	$14,155	$19,035

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60% of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2017. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the 2016 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social Development Costs - Includes a commitment of $141 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2022.

BARRICK SECOND QUARTER 2017	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2017			2016			2015
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$2,160	$1,993	$2,319	$2,297	$2,012	$1,930	$2,238	$2,315
Realized price per ounce – gold[2]	1,258	1,220	1,217	1,333	1,259	1,181	1,105	1,125
Realized price per pound – copper[2]	2.60	2.76	2.62	2.18	2.14	2.18	2.16	2.18
Cost of sales	1,277	1,342	1,454	1,291	1,336	1,324	1,768	1,742
Net earnings (loss)	1,084	679	425	175	138	(83)	(2,622)	(264)
Per share (dollars)[3]	0.93	0.58	0.36	0.15	0.12	(0.07)	(2.25)	(0.23)
Adjusted net earnings[2]	261	162	255	278	158	127	91	131
Per share (dollars)[2,3]	0.22	0.14	0.22	0.24	0.14	0.11	0.08	0.11
Operating cash flow[4]	448	495	711	951	527	451	698	1,255
Cash capital expenditures	405	334	326	277	253	270	311	389
Free cash flow[2,4]	$43	$161	$385	$674	$274	$181	$387	$866

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Q3 2015 includes $610 million of proceeds from the gold and silver streaming transaction with Royal Gold, Inc.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow. While gold prices have fluctuated around $1,200 per ounce, we have been able to record positive free cash flow1 in nine consecutive quarters. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $146 million (net of tax effects and non-

controlling interests) primarily relating to impairment reversals at Veladero and Lagunas Norte. In the fourth quarter of 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project. In the third quarter of 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale as the agreed selling price is lower than previously recognized carrying values.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2016 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2017	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

●	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
●	Acquisition/disposition gains/losses;
●	Foreign currency translation gains/losses;
●	Significant tax adjustments;
●	Unrealized gains/losses on non-hedge derivative instruments; and
●	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2017	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$ 1,084	$ 138	$ 1,763	$ 55
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	(5)	4	(1,130)	5
Acquisition/disposition (gains)/losses[2]	(880)	(11)	(877)	(2)
Foreign currency translation (gains)/losses	32	23	35	162
Significant tax adjustments	12	3	9	54
Other expense adjustments	21	6	27	74
Unrealized gains on non-hedge derivative instruments	-	(5)	3	(11)
Tax effect and non-controlling interest[3]	(3)	-	593	(52)

Adjusted net earnings	$ 261	$ 158	$ 423	$ 285

Net earnings (loss) per share[4]	0.93	0.12	1.51	0.05
Adjusted net earnings per share[4]	0.22	0.14	0.36	0.24

[1]

Net impairment reversals for six month period ended June 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]

Disposition gains for the three and six month periods ended June 30, 2017 primarily relates to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

[3]	Tax effect and non-controlling interest for the six month period ended June 30, 2017 primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net cash provided by operating activities	$448	$527	$943	$978
Capital expenditures	(405)	(253)	(739)	(523)

Free cash flow	$43	$274	$204	$455

BARRICK SECOND QUARTER 2017	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales applicable to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs start with all-in sustaining costs and add additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-

GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but do not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2017	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Footnote	2017	2016	2017	2016
Cost of sales applicable to gold production		$1,159	$1,229	$2,397	$2,431
Depreciation		(383)	(367)	(768)	(735)
By-product credits	1	(32)	(46)	(73)	(84)
Realized (gains)/losses on hedge and non-hedge derivatives	2	10	26	10	57
Non-recurring items	3	-	-	-	(10)
Other	4	(27)	(6)	(47)	(15)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(64)	(90)	(145)	(175)

Cash costs		$663	$746	$1,374	$1,469

General & administrative costs		45	88	117	146
Minesite exploration and evaluation costs	6	16	8	23	16
Minesite sustaining capital expenditures	7	320	235	582	410
Rehabilitation - accretion and amortization (operating sites)	8	20	14	37	25
Non-controlling interest, copper operations and other	9	(71)	(82)	(132)	(132)

All-in sustaining costs		$993	$1,009	$2,001	$1,934

Project exploration and evaluation and project costs	6	65	48	133	95
Community relations costs not related to current operations		1	3	2	5
Project capital expenditures	7	83	49	139	89
Rehabilitation - accretion and amortization (non-operating sites)	8	9	3	13	5
Non-controlling interest and copper operations	9	(1)	(15)	(6)	(31)

All-in costs		$1,150	$1,097	$2,282	$2,097

Ounces sold - equity basis (000s ounces)	10	1,398	1,292	2,703	2,598

Cost of sales per ounce	11,12	$726	$836	$778	$823

Cash costs per ounce	12	$474	$578	$508	$565
Cash costs per ounce (on a co-product basis)	12,13	$488	$605	$527	$591

All-in sustaining costs per ounce	12	$710	$782	$739	$744
All-in sustaining costs per ounce (on a co-product basis)	12,13	$724	$809	$758	$770

All-in costs per ounce	12	$823	$849	$844	$807
All-in costs per ounce (on a co-product basis)	12,13	$837	$876	$863	$833

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three and six months ended June 30, 2017 of $32 million and $73 million, respectively, (2016: $32 million and $60 million, respectively) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three and six months ended June 30, 2017 of $nil and $nil, respectively, (2016: $14 million and $24 million, respectively) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $8 million and $14 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $20 million and $44 million, respectively), and realized non-hedge losses of $2 million and gains of $4 million, respectively, for the three and six month periods ended June 30, 2017 (2016: losses of $6 million and $13 million, respectively). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in the first half of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the    cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments for the three and six month periods ended June 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $2 million and $4 million, respectively) adding the cost of treatment and refining charges of ($1 million) and $1 million, respectively, (2016: $4 million and $9 million, respectively) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $27 million and $48 million, respectively (2016: $12 million and $28 million, respectively).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $98 million and $214 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $131 million and $257 million, respectively). Refer to Note 5 of the Financial Statements for further information.

BARRICK SECOND QUARTER 2017	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 28 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 28 of this MD&A.

8	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended June 30		For the six months ended June 30
Non-controlling interest, copper operations and other	2017	2016	2017	2016
General & administrative costs	$1	($12)	($8)	($22)
Minesite exploration and evaluation costs	(5)	(2)	(7)	(4)
Rehabilitation - accretion and amortization (operating sites)	(4)	(2)	(6)	(3)
Minesite sustaining capital expenditures	(63)	(66)	(111)	(103)

All-in sustaining costs total	($71)	($82)	($132)	($132)

Project exploration and evaluation and project costs	(1)	(2)	(6)	(5)
Project capital expenditures	-	(13)	-	(26)

All-in costs total	($1)	($15)	($6)	($31)

10	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $47 million and $81 million, respectively, for the three and six month periods ended June 30, 2017 (2016: $16 million and $35 million, respectively), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
By-product credits	$32	$46	$73	$84
Non-controlling interest	(9)	(13)	(17)	(26)

By-product credits (net of non-controlling interest)	$23	$33	$56	$58

BARRICK SECOND QUARTER 2017	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)				For the three months ended June 30, 2017
	Footnote	Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales applicable to gold production		$529	$164	$59	$56	$18	$97
Depreciation		(252)	(44)	(17)	-	(2)	(24)
By-product credits	1	(1)	(21)	(3)	(5)	-	2
Non-recurring items	2	-	-	-	-	-	-
Other	3	-	-	-	-	-	-
Non-controlling interests		-	(37)	-	-	-	(27)

Cash costs		$276	$62	$39	$51	$16	$48

General & administrative costs		-	-	-	-	-	(12)
Minesite exploration and evaluation costs	4	4	-	1	3	-	-
Minesite sustaining capital expenditures	5	107	28	3	63	4	44
Rehabilitation - accretion and amortization (operating sites)	6	10	3	3	-	-	2
Non-controlling interests		(1)	(12)	-	-	-	(13)

All-in sustaining costs		$396	$81	$46	$117	$20	$69

Project exploration and evaluation and project costs	4	1	-	-	-	-	-
Project capital expenditures	5	76	-	1	-	-	1
Non-controlling interests		-	-	-	-	-	-

All-in costs		$473	$81	$47	$117	$20	$70

Ounces sold - equity basis (000s ounces)		731	170	99	89	21	81

Cost of sales per ounce	7,8	$723	$586	$615	$628	$853	$756

Cash costs per ounce	8	$377	$365	$399	$578	$747	$577
Cash costs per ounce (on a co-product basis)	8,9	$379	$424	$437	$629	$747	$563

All-in sustaining costs per ounce	8	$541	$475	$472	$1,315	$965	$835
All-in sustaining costs per ounce (on a co-product basis)	8,9	$543	$534	$510	$1,366	$965	$821

All-in costs per ounce	8	$647	$475	$483	$1,315	$965	$839
All-in costs per ounce (on a co-product basis)	8,9	$649	$534	$521	$1,366	$965	$825

BARRICK SECOND QUARTER 2017	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended June 30, 2016
	Footnote	Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales applicable to gold production		$459	$173	$77	$100	$34	$180
Depreciation		(189)	(37)	(27)	(27)	(5)	(43)
By-product credits	1	(1)	(19)	(4)	(8)	-	(11)
Non-recurring items	2	-	1	-	-	-	-
Other	3	-	-	-	-	-	3
Non-controlling interests		-	(44)	-	-	-	(46)

Cash costs		$269	$74	$46	$65	$29	$83

General & administrative costs		-	-	-	-	-	21
Minesite exploration and evaluation costs	4	2	-	1	-	-	1
Minesite sustaining capital expenditures	5	46	25	19	22	8	47
Rehabilitation - accretion and amortization (operating sites)	6	5	3	2	1	-	2
Non-controlling interests		-	(12)	-	-	-	(26)

All-in sustaining costs		$322	$90	$68	$88	$37	$128

Project exploration and evaluation and project costs	4	4	-	-	-	-	-
Project capital expenditures	5	43	-	-	-	-	1
Non-controlling interests		(13)	-	-	-	-	-

All-in costs		$356	$90	$68	$88	$37	$129

Ounces sold - equity basis (000s ounces)		496	144	116	119	60	139

Cost of sales per ounce	7,8	$923	$739	$663	$838	$582	$836

Cash costs per ounce	8	$542	$515	$398	$551	$486	$595
Cash costs per ounce (on a co-product basis)	8,9	$543	$579	$431	$615	$486	$635

All-in sustaining costs per ounce	8	$649	$634	$585	$744	$621	$926
All-in sustaining costs per ounce (on a co-product basis)	8,9	$650	$698	$618	$808	$621	$966

All-in costs per ounce	8	$720	$634	$585	$744	$621	$929
All-in costs per ounce (on a co-product basis)	8,9	$721	$698	$618	$808	$621	$969

BARRICK SECOND QUARTER 2017	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the six months ended June 30, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales applicable to gold production		$1,016	$324	$112	$196	$55	$248
Depreciation		(459)	(84)	(33)	(38)	(9)	(59)
By-product credits	1	(2)	(37)	(7)	(11)	-	(6)
Non-recurring items	2	-	-	-	-	-	-
Other	3	-	-	-	-	-	-
Non-controlling interests		-	(79)	-	-	-	(66)

Cash costs		$555	$124	$72	$147	$46	$117

General & administrative costs		-	-	-	-	-	5
Minesite exploration and evaluation costs	4	7	-	2	3	-	-
Minesite sustaining capital expenditures	5	188	49	7	113	13	90
Rehabilitation - accretion and amortization (operating sites)	6	16	7	4	1	-	4
Non-controlling interests		(2)	(22)	-	-	-	(36)

All-in sustaining costs		$764	$158	$85	$264	$59	$180

Project exploration and evaluation and project costs	4	3	-	-	-	-	-
Project capital expenditures	5	125	-	2	-	-	1
Non-controlling interests		-	-	-	-	-	-

All-in costs		$892	$158	$87	$264	$59	$181

Ounces sold - equity basis (000s ounces)		1,262	313	190	254	75	199

Cost of sales per ounce	7,8	$804	$635	$595	$770	$728	$792

Cash costs per ounce	8	$439	$398	$379	$579	$607	$577
Cash costs per ounce (on a co-product basis)	8,9	$441	$465	$419	$621	$607	$593

All-in sustaining costs per ounce	8	$605	$505	$451	$1,038	$784	$893
All-in sustaining costs per ounce (on a co-product basis)	8,9	$607	$572	$491	$1,080	$784	$909

All-in costs per ounce	8	$707	$505	$461	$1,038	$784	$896
All-in costs per ounce (on a co-product basis)	8,9	$709	$572	$501	$1,080	$784	$912

BARRICK SECOND QUARTER 2017	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the six months ended June, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales applicable to gold production		$923	$340	$145	$205	$69	$349
Depreciation		(387)	(80)	(55)	(52)	(11)	(79)
By-product credits	1	(1)	(37)	(9)	(14)	-	(20)
Non-recurring items	2	-	-	-	(10)	-	-
Other	3	-	4	-	-	-	5
Non-controlling interests		-	(84)	-	-	-	(91)

Cash costs		$535	$143	$81	$129	$58	$164

General & administrative costs		-	-	-	-	-	30
Minesite exploration and evaluation costs	4	2	-	1	-	-	2
Minesite sustaining capital expenditures	5	81	47	38	41	14	81
Rehabilitation - accretion and amortization (operating sites)	6	9	5	4	2	-	3
Non-controlling interests		-	(21)	-	-	-	(39)

All-in sustaining costs		$627	$174	$124	$172	$72	$241

Project exploration and evaluation and project costs	4	6	-	-	-	-	-
Project capital expenditures	5	81	-	-	-	-	1
Non-controlling interests		(26)	-	-	-	-	-

All-in costs		$688	$174	$124	$172	$72	$242

Ounces sold - equity basis (000s ounces)		1,020	312	217	243	108	256

Cost of sales per ounce	7,8	$904	$667	$664	$840	$641	$872

Cash costs per ounce	8	$525	$459	$372	$531	$536	$640
Cash costs per ounce (on a co-product basis)	8,9	$526	$525	$413	$586	$536	$678

All-in sustaining costs per ounce	8	$615	$559	$571	$709	$668	$941
All-in sustaining costs per ounce (on a co-product basis)	8,9	$616	$625	$612	$764	$668	$979

All-in costs per ounce	8	$675	$559	$571	$709	$668	$943
All-in costs per ounce (on a co-product basis)	8,9	$676	$625	$612	$764	$668	$981

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three and six months ended June 30, 2017, of $nil and $nil, respectively, (2016: $14 million and $24 million, respectively) up until its disposition on August 18, 2016.

2	Non-recurring items

Non-recurring items in the first half of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments for the three and six months ended June 30, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, (2016: $2 million and $4 million, respectively) and adding the cost of treatment and refining charges of $nil and $nil, respectively (2016: $3 million and $5 million, respectively).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 28 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 28 of this MD&A.

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

BARRICK SECOND QUARTER 2017	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

7	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)			For the three months ended June 30, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$1	$20	$3	$5	$-	($2)
Non-controlling interest	-	(10)	-	-	-	1

By-product credits (net of non-controlling interest)	$1	$10	$3	$5	$-	($1)

			For the three months ended June 30, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$1	$19	$4	$8	$-	$11
Non-controlling interest	-	(9)	-	-	-	(4)

By-product credits (net of non-controlling interest)	$1	$10	$4	$8	$-	$7

			For the six months ended June 30, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$2	$36	$7	$11	$-	$6
Non-controlling interest	-	(15)	-	-	-	(2)

By-product credits (net of non-controlling interest)	$2	$21	$7	$11	$-	$4

			For the six months ended June 30, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$1	$37	$9	$14	$-	$20
Non-controlling interest	-	(18)	-	-	-	(7)

By-product credits (net of non-controlling interest)	$1	$19	$9	$14	$-	$13

BARRICK SECOND QUARTER 2017	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Cost of sales	$ 102	$ 80	$ 184	$ 169
Depreciation/amortization[1]	(19)	(9)	(33)	(20)
Treatment and refinement charges	35	38	67	84
Cash cost of sales applicable to equity method investments[2]	62	43	123	84
Less: royalties	(8)	(11)	(15)	(25)
By-product credits	(3)	-	(3)	-

C1 cash cost of sales	$ 169	$ 141	$ 323	$ 292

General & administrative costs	3	5	6	12
Rehabilitation - accretion and amortization	3	2	5	3
Royalties	8	10	15	25
Minesite exploration and evaluation costs	1	-	1	-
Minesite sustaining capital expenditures	50	41	87	70

All-in sustaining costs	$ 234	$ 199	$ 437	$ 402

Pounds sold - consolidated basis (millions pounds)	98	93	191	196

Cost of sales per pound[3,4]	$ 1.85	$ 1.43	$ 1.79	$ 1.39

C1 cash cost per pound[3]	$ 1.72	$ 1.52	$ 1.69	$ 1.49

All-in sustaining costs per pound[3]	$ 2.38	$ 2.14	$ 2.29	$ 2.05

[1]

For the three and six months ended June 30, 2017, depreciation excludes $17 million and $35 million, respectively, (2016: $11 million and $19 million, respectively) of depreciation applicable to equity method investments.

[2]

For the three and six months ended June 30, 2017, figures include $41 million and $87 million, respectively, (2016: $43 million and $84 million, respectively) of cash costs related to our 50% share of Zaldívar and $21 million and $36 million, respectively, (2016: $nil and $nil, respectively) of cash costs related to our 50% share of Jabal Sayid due to their accounting as equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges” and, starting with this second quarter 2017 MD&A, “acquisition/disposition gains/losses”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

Starting with this second quarter 2017 MD&A, we have begun including additional adjusting items in the Adjusted EBITDA reconciliation to provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation. These new items include: acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. These amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. The prior periods have been restated to reflect the change in presentation. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our

BARRICK SECOND QUARTER 2017	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Net earnings (loss)	$ 1,137	$ 176	$ 2,026	$ 104
Income tax expense	274	173	866	359
Finance costs, net[1]	152	150	286	347
Depreciation	409	382	823	767

EBITDA	$ 1,972	$ 881	$ 4,001	$ 1,577
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[2]	(5)	4	(1,130)	5
Acquisition/disposition (gains)/losses[3]	(880)	(11)	(877)	(2)
Foreign currency translation (gains)/losses	32	23	35	162
Other expense adjustments	(5)	3	1	34
Unrealized gains on non-hedge derivative instruments	-	(5)	3	(11)

Adjusted EBITDA	$ 1,114	$ 895	$ 2,033	$ 1,765

[1]	Finance costs exclude accretion.

[2]

Net impairment reversals for six month period ended June 30, 2017 primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[3]

Disposition gains for the three and six month periods ended June 30, 2017 primarily relates to the sale of a 50% interest in the Veladero mine and the gain related to the sale of a 25% interest in the Cerro Casale project.

BARRICK SECOND QUARTER 2017	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Reconciliation of Segment Income to Segment EBITDA

($ millions)	For the three months ended June 30, 2017

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$378	$122	$61	$55	$7	$54
Depreciation	252	27	17	-	2	24

Segment EBITDA	$630	$149	$78	$55	$9	$78

	For the three months ended June 30, 2016

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 159	$ 94	$ 69	$ 60	$ 41	$ 91
Depreciation	189	23	27	27	5	43

Segment EBITDA	$348	$117	$96	$87	$46	$134

($ millions)	For the six months ended June 30, 2017

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 526	$ 209	$ 120	$ 125	$ 37	$ 129
Depreciation	459	53	33	38	9	59

Segment EBITDA	$ 985	$ 262	$ 153	$ 163	$ 46	$ 188

	For the six months ended June 30, 2016

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Segment Income	$ 306	$ 200	$ 124	$ 107	$ 61	$ 131
Depreciation	387	50	55	52	11	79

Segment EBITDA	$ 693	$ 250	$ 179	$ 159	$ 72	$ 210

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate

BARRICK SECOND QUARTER 2017	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30

($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2017	2016	2017	2016	2017	2016	2017	2016
Sales	$ 2,003	$ 1,872	$ 125	$ 94	$ 3,830	$ 3,640	$ 250	$ 218
Sales applicable to non-controlling interests	(199)	(228)	-	-	(397)	(439)	-	-
Sales applicable to equity method investments[1]	-	-	96	67	-	-	195	122
Sales applicable to Pierina[2]	(46)	(21)	-	-	(84)	(44)	-	-
Treatment and refinement charges	-	4	35	38	1	9	67	84
Export duties	-	-	-	-	-	2	-	-

Revenues – as adjusted	$ 1,758	$ 1,627	$ 256	$ 199	$ 3,350	$ 3,168	$ 512	$ 424

Ounces/pounds sold (000s ounces/millions pounds)[2]	1,398	1,292	98	93	2,703	2,598	191	196

Realized gold/copper price per ounce/pound[3]	$ 1,258	$ 1,259	$ 2.60	$ 2.14	$ 1,239	$ 1,219	$ 2.68	$ 2.16

[1]

Represents sales of $65 million and $142 million, respectively, for the three and six months ended June 30, 2017 (2016: $67 million and $122 million, respectively) applicable to our 50% equity method investment in Zaldívar and $31 million and $53 million, respectively, (2016: $nil and $nil, respectively) applicable to our 50% equity method investment in Jabal Sayid.

[2]	Figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2017	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 47 to 60 of this MD&A.

[2]	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

[3]	Includes $552 million of cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

[4]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2017	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Revenue (notes 5 and 6)	$2,160	$2,012	$4,153	$3,942

Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,277	1,336	2,619	2,660
General and administrative expenses	45	88	117	146
Exploration, evaluation and project expenses	81	56	156	111
Impairment (reversals) charges (note 9B and 13)	(5)	4	(1,130)	5
Loss on currency translation (note 9C)	32	23	35	162
Closed mine rehabilitation	(3)	7	5	30
Income from equity investees (note 12)	(14)	(3)	(25)	(8)
Loss (gain) on non-hedge derivatives	2	1	(2)	(3)
Other expense (income) (note 9A)	(839)	(11)	(837)	3

Income before finance costs and income taxes	$1,584	$511	$3,215	$836
Finance costs, net	(173)	(162)	(323)	(373)

Income before income taxes	$1,411	$349	$2,892	$463
Income tax expense (note 10)	(274)	(173)	(866)	(359)

Net income	$1,137	$176	$2,026	$104

Attributable to:
Equity holders of Barrick Gold Corporation	$1,084	$138	$1,763	$55
Non-controlling interests (note 17)	$53	$38	$263	$49

Earnings per share attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income
Basic	$0.93	$0.12	$1.51	$0.05
Diluted	$0.93	$0.12	$1.51	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2017	62	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Net income	$1,137	$176	$2,026	$104
Other comprehensive income (loss), net of taxes
Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	3	10	4	11

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $3, ($8), $3 and ($7)	(8)	22	(20)	12
Realized losses on derivatives designated as cash flow hedges, net of tax ($2), ($2), ($2) and ($4)	7	18	8	36
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	4	2	15	93

Total other comprehensive income	6	52	7	152

Total comprehensive income	$1,143	$228	$2,033	$256

Attributable to:
Equity holders of Barrick Gold Corporation	$1,090	$190	$1,770	$207
Non-controlling interests	$53	$38	$263	$49

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2017	63	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income	$1,137	$176	$2,026	$104
Adjustments for the following items:
Depreciation	409	382	823	767
Finance costs	178	165	331	380
Impairment (reversals) charges (note 13)	(5)	4	(1,130)	5
Income tax expense (note 10)	274	173	866	359
Gain on sale of long-lived assets	(880)	(11)	(877)	(2)
Net currency translation losses	32	23	35	162
Change in working capital (note 11)	(182)	(189)	(378)	(350)
Other operating activities (note 11)	(21)	133	(105)	67

Operating cash flows before interest and income taxes	942	856	1,591	1,492
Interest paid	(188)	(201)	(223)	(268)
Income taxes paid	(306)	(128)	(425)	(246)

Net cash provided by operating activities	448	527	943	978

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(405)	(253)	(739)	(523)
Sales proceeds	5	6	12	10
Divestitures (note 4)	960	(22)	960	588
Funding of equity method investments	(4)	(3)	(8)	(6)

Net cash (used in) provided by investing activities	556	(272)	225	69

FINANCING ACTIVITIES
Debt
Proceeds	-	-	-	3
Repayments	(305)	(127)	(485)	(980)
Dividends	(32)	(21)	(63)	(43)
Funding from non-controlling interests	8	14	8	27
Disbursements to non-controlling interests	-	-	(67)	(31)
Debt extinguishment costs	(26)	(3)	(26)	(40)

Net cash used in financing activities	(355)	(137)	(633)	(1,064)

Effect of exchange rate changes on cash and equivalents	-	-	2	3

Net increase (decrease) in cash and equivalents	649	118	537	(14)
Cash and equivalents at the beginning of period	2,277	2,323	2,389	2,455

Cash and equivalents at the end of period	$2,926	$2,441	$2,926	$2,441

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2017	64	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2017	2016
ASSETS
Current assets
Cash and equivalents (note 14A)	$2,926	$2,389
Accounts receivable	190	249
Inventories	1,901	1,930
Other current assets	486	306

Total current assets	$5,503	$4,874
Non-current assets
Equity in investees (note 12)	1,218	1,185
Property, plant and equipment	13,943	14,103
Goodwill	1,332	1,371
Intangible assets	254	272
Deferred income tax assets	869	977
Non-current portion of inventory	1,529	1,536
Other assets	1,159	946

Total assets	$25,807	$25,264

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,044	$1,084
Debt (note 14B)	116	143
Current income tax liabilities	122	283
Other current liabilities	264	309

Total current liabilities	$1,546	$1,819
Non-current liabilities
Debt (note 14B)	7,328	7,788
Provisions	2,343	2,363
Deferred income tax liabilities	1,428	1,520
Other liabilities	1,477	1,461

Total liabilities	$14,122	$14,951

Equity
Capital stock (note 16)	$20,885	$20,877
Deficit	(11,382)	(13,074)
Accumulated other comprehensive loss	(182)	(189)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$9,642	$7,935

Non-controlling interests (note 17)	2,043	2,378
Total equity	$11,685	$10,313

Contingencies and commitments (notes 5 and 18)

Total liabilities and equity	$25,807	$25,264

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2017	65	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2017	1,165,574	$20,877	$(13,074)	$(189)	$321	$7,935	$2,378	$10,313
Net income	-	-	1,763	-	-	1,763	263	2,026
Total other comprehensive income	-	-	-	7	-	7	-	7

Total comprehensive income	-	-	1,763	7	-	1,770	263	2,033

Transactions with owners
Dividends	-	-	(63)	-	-	(63)	-	(63)
Decrease in non-controlling interest (note 4B)	-	-	-	-	-	-	(493)	(493)
Funding from non-controlling interests	-	-	-	-	-	-	8	8
Other decrease in non-controlling interest	-	-	-	-	-	-	(113)	(113)
Dividend reinvestment plan (note 16)	429	8	(8)	-	-	-	-	-

Total transactions with owners	429	8	(71)	-	-	(63)	(598)	(661)

At June 30, 2017	1,166,003	$20,885	$(11,382)	$(182)	$321	$9,642	$2,043	$11,685

At January 1, 2016	1,165,081	$20,869	$(13,642)	$(370)	$321	$7,178	$2,277	$9,455

Net income	-	-	55	-	-	55	49	104
Total other comprehensive income	-	-	-	152	-	152	-	152

Total comprehensive income	-	-	55	152	-	207	49	256

Transactions with owners
Dividends	-	-	(43)	-	-	(43)	-	(43)
Funding from non-controlling interests	-	-	-	-	-	-	27	27
Other decrease in non-controlling interests	-	-	-	-	-	-	(35)	(35)
Dividend reinvestment plan	250	4	(4)	-	-	-	-	-

Total transactions with owners	250	4	(47)	-	-	(43)	(8)	(51)

At June 30, 2016	1,165,331	20,873	(13,634)	(218)	321	7,342	2,318	9,660

[1]	Includes cumulative translation losses at June 30, 2017: $67 million (June 30, 2016: $85 million).
[2]

Includes additional paid-in capital as at June 30, 2017: $283 million (December 31, 2016: $283 million; June 30, 2016: $283 million) and convertible borrowings - equity component as at June 30, 2017: $38 million (December 31, 2016: $38 million; June 30, 2016: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2017	66	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 26, 2017.

B)	New Accounting Standards Issued But Not Yet Effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. In Q2 2017, we have advanced our assessment of the impact on our consolidated financial statements. Our current assessment is as follows:

•	Bullion (gold and silver) sales – we do not expect these sales to be affected by IFRS 15
•

Concentrate (gold and copper) and cathode (copper) sales – we do not expect the recognition of these sales to be significantly affected by IFRS 15, but anticipate requiring separate presentation of the provisional pricing adjustments within our revenue note disclosure

The application of IFRS 15 may further result in the identification of separate performance obligations in relation to shipping of concentrate sales which would affect the timing of revenue recognition going forward. We will finalize our assessment and implementation of the new revenue recognition policy and any related impact on our internal controls in the second half of 2017 and will provide further updates in our quarterly interim financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. At this time we have not fully assessed the

BARRICK SECOND QUARTER 2017	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

impact of adopting IFRS 16 but we plan to develop a full implementation plan in the second half of 2017 and will provide updates to our assessment in our quarterly interim financial statements.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed Annual Consolidated Financial Statements for the year ended December 31, 2016. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2016 Annual Consolidated Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a decrease of $63 million (2016: $35 million increase) to the PER at our minesites for the three months ended June 30, 2017 and a decrease of $7 million (2016: $190 million increase) for the six months ended June 30, 2017.

B)    Pascua-Lama

The Pascua-Lama project received $442 million as at June 30, 2017 ($429 million as at December 31, 2016) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $265 million (December 31, 2016: $236 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on June 30, 2018. On January 25, 2017, Barrick applied for an extension of the 2018 deadline, which was granted on April 11, 2017. The new deadline is December 31, 2026 and as a result, no amounts have been recorded for any potential liability related to VAT refunds in Chile. We have recorded $247 million in VAT recoverable in Argentina as of June 30, 2017 ($255 million, December 31, 2016) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

4 > ACQUISITIONS AND DIVESTITURES

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Gross cash proceeds on divesture:
Veladero	$960	$-	$960	$-
Bald Mountain	-	(22)	-	423
Round Mountain	-	-	-	165

	$960	$(22)	$960	$588

A)    Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction closed on June 30, 2017 and in the second quarter we recognized a total gain of $689 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We will recognize our share of the revenue and expenses of Veladero starting July 1, 2017. The transaction remains subject to net working capital adjustments.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed. As a result of this transaction, we have derecognized $195 million of goodwill that was previously associated with the Veladero cash generating unit. In the preliminary purchase price allocation, we have made an assumption that book values are equal to fair value with the exception of the mining interest asset. We have recognized a deferred tax liability for the difference between the preliminary fair value assigned to the mining interest asset and the tax base of that asset. This has resulted in the recognition of $156 million of goodwill, which is not deductible for tax purposes. This allocation is preliminary as we have not had sufficient time to complete the valuation process. In the final purchase price allocation, which we expect to complete in the third quarter, there

BARRICK SECOND QUARTER 2017	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

may be reallocations between the individual assets and liabilities.

B)    Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100% of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 13 for further details of the impairment reversal. We will be accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at their estimated fair value in other long-term assets.

Goldcorp has entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. Following the acquisition of 100% of Exeter, which is expected in the third quarter at a total cost of approximately $165 million, Goldcorp will contribute the Caspiche Project into the Cerro Casale Joint Venture. Fifty percent of the acquisition costs incurred by Goldcorp will be deducted from the $260 million expenditure commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $260 million, split $95 million as short-term (inclusive of the fifty percent of the Exeter acquisition costs to be deducted from the $260 million expenditure commitment) and $165 million as long-term, in other current assets and other long-term assets, respectively.

C)	Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $610 million, upon closing, which was subsequently reduced by $22 million of working capital adjustments in the second quarter 2016. The transactions resulted in a loss of $17 million.

BARRICK SECOND QUARTER 2017	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments will now be four individual gold mines, Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

  Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 921	$ 277	$ 252	$ 6	$ 8	$ 378
Pueblo Viejo[2]	379	120	44	-	7	208
Lagunas Norte	126	42	17	2	4	61
Veladero	115	56	-	3	1	55
Turquoise Ridge	26	16	2	-	1	7
Acacia[2]	159	73	24	-	8	54
Pascua-Lama	-	-	2	22	6	(30)
Other Mines[3]	434	275	63	2	10	84

	$ 2,160	$ 859	$ 404	$ 35	$ 45	$ 817

  Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 624	$ 270	$ 189	$ 3	$ 3	$ 159
Pueblo Viejo[2]	329	136	37	-	-	156
Lagunas Norte	151	50	27	2	3	69
Veladero	159	73	27	-	(1)	60
Turquoise Ridge	75	29	5	-	-	41
Acacia[2]	281	137	43	6	4	91
Pascua-Lama	-	-	1	16	(7)	(10)
Other Mines[3]	393	238	48	1	2	104

	$ 2,012	$ 933	$ 377	$ 28	$ 4	$ 670

BARRICK SECOND QUARTER 2017	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 1,567	$ 557	$ 459	$ 10	$ 15	$ 526
Pueblo Viejo[2]	686	240	84	-	7	355
Lagunas Norte	241	79	33	3	6	120
Veladero	325	158	38	3	1	125
Turquoise Ridge	93	46	9	-	1	37
Acacia[2]	391	189	59	-	14	129
Pascua-Lama	-	-	4	44	1	(49)
Other Mines[3]	850	511	119	5	17	198

	$ 4,153	$ 1,780	$ 805	$ 65	$ 62	$ 1,441

 Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 1,240	$ 536	$ 387	$ 4	$ 7	$ 306
Pueblo Viejo[2]	680	260	80	-	1	339
Lagunas Norte	275	90	55	2	4	124
Veladero	311	153	52	-	(1)	107
Turquoise Ridge	131	58	11	-	1	61
Acacia[2]	500	270	79	12	8	131
Pascua-Lama	-	-	3	30	(12)	(21)
Other Mines[3]	805	478	91	2	7	227

	$ 3,942	$ 1,845	$ 758	$ 50	$ 15	$ 1,274

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2017, accretion expense was $17 million (2016: $10 million) and for the six months ended June 30, 2017, accretion expense was $31 million (2016: $23 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2017 for Pueblo Viejo $153 million, $64 million, $86 million (2016: $129 million, $67 million, $62 million) and Acacia $57 million, $34 million, $20 million (2016: $102 million, $64 million, $34 million) and for the six months ended June 30, 2017 for Pueblo Viejo $274 million, $125 million, $146 million (2016: $271 million, $132 million, $139 million) and Acacia $141 million, $89 million, $47 million (2016: $181 million, $125 million, $49 million).

[3]	Includes cost of sales of Pierina for the three months ended June 30, 2017 of $47 million (2016: $16 million) and for the six months ended June 30, 2017 of $81 million (2016: $35 million).

BARRICK SECOND QUARTER 2017	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Segment income	$817	670	$1,441	$1,274
Other cost of sales/amortization[1]	(14)	(26)	(34)	(57)
Exploration, evaluation and project expenses not attributable to segments	(46)	(28)	(91)	(61)
General and administrative expenses	(45)	(88)	(117)	(146)
Other income (expense) not attributable to segments	867	5	868	(11)
Impairment reversals (charges) not attributable to segments	5	(4)	1,130	(5)
Loss on currency translation	(32)	(23)	(35)	(162)
Closed mine rehabilitation	3	(7)	(5)	(30)
Income from equity investees	14	3	25	8
Finance costs, net (includes non-segment accretion)	(156)	(152)	(292)	(350)
Gain on non-hedge derivatives[2]	(2)	(1)	2	3

Income before income taxes	$1,411	$349	$2,892	$463

[1]

Includes all realized hedge gains and losses for the three months ended June 30, 2017 of $8 million losses (2016: $20 million losses) and for the six months ended June 30, 2017 of $14 million losses (2016: $44 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended June 30, 2017 of $nil (2016: $5 million gains) and for the six months ended June 30, 2017 of $3 million losses (2016: $11 million gains).

 Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Barrick Nevada	$ 183	$ 91	$ 313	$ 163
Pueblo Viejo	28	25	49	47
Lagunas Norte	4	19	9	38
Veladero	63	22	113	41
Turquoise Ridge	4	8	13	14
Acacia	45	48	91	82
Pascua-Lama	-	2	3	3
Other Mines	67	62	115	98

Segment total	$ 394	$ 277	$ 706	$ 486
Other items not allocated to segments	9	7	15	13

Total	$ 403	$ 284	$ 721	$ 499

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2017, cash expenditures were $405 million (2016: $253 million) and the decrease in accrued expenditures was $2 million (2016: $31 million increase). For the six months ended June 30, 2016, cash expenditures were $739 million (2016: $523 million) and the decrease in accrued expenditures was $18 million (2016: $24 million decrease).

Purchase Commitments

At June 30, 2017, we had purchase obligations for supplies and consumables of $1,071 million (December 31, 2016: $970 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $126 million at June 30, 2017 (December 31, 2016: $103 million).

BARRICK SECOND QUARTER 2017	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Gold bullion sales
Spot market sales	$ 1,997	$ 1,796	$ 3,771	$ 3,503
Concentrate sales	6	76	59	137

	$ 2,003	$ 1,872	$ 3,830	$ 3,640
Copper sales
Concentrate sales	$ 125	$ 94	250	218

	$ 125	$ 94	$ 250	$ 218

Other sales[1]	$ 32	$ 46	$ 73	$ 84

Total	$ 2,160	$ 2,012	$ 4,153	$ 3,942

[1]

Revenues include the sale of by-products for our gold and copper mines for the three months ended June 30, 2017 of $32 million (2016: $32 million) and the six months ended June 30, 2017 of $73 million (2016: $60 million), and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended June 30, 2016 of $14 million and the six months ended June 30, 2016 of $24 million.

7 > COST OF SALES

	Gold		Copper		Pascua-Lama/ Other[3]		Total
For the three months ended June 30	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2]	$ 718	$ 801	$ 74	$ 58	$ 8	$ 20	$ 800	$ 879
Depreciation[1]	383	367	19	9	7	6	409	382
Royalty expense	49	54	8	11	-	(1)	57	64
Community relations	9	7	1	2	1	2	11	11

	$ 1,159	$ 1,229	$ 102	$ 80	$ 16	$ 27	$ 1,277	$ 1,336

	Gold		Copper		Pascua-Lama/ Other[3]		Total
For the six months ended June 30	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2]	$ 1,512	$ 1,583	$ 134	$ 121	$ 15	$ 45	$ 1,661	$ 1,749
Depreciation[1]	768	735	33	20	22	12	823	767
Royalty expense	100	99	15	25	-	-	115	124
Community relations	17	14	2	3	1	3	20	20

	$ 2,397	$ 2,431	$ 184	$ 169	$38	$ 60	$ 2,619	$ 2,660

[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $3 million for the three months ended June 30, 2017 (2016: $34 million) and $6 million for the six months ended June 30, 2017 (2016: $60 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2017		2016		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$ 1,137	$ 1,137	$ 176	$ 176	$ 2,026	$ 2,026	$ 104	$ 104
Net income attributable to non-controlling interests	(53)	(53)	(38)	(38)	(263)	(263)	(49)	(49)

Net income attributable to equity holders of Barrick Gold
Corporation	$ 1,084	$ 1,084	$ 138	$ 138	$ 1,763	$ 1,763	$ 55	$ 55

Weighted average shares outstanding (millions)	1,166	1,166	1,165	1,165	1,166	1,166	1,165	1,165
Earnings per share attributable to the equity holders of Barrick Gold Corporation
Net income	$ 0.93	$ 0.93	$ 0.12	$ 0.12	$ 1.51	$ 1.51	$ 0.05	$ 0.05

BARRICK SECOND QUARTER 2017	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Other expense:
Bank charges	$6	$5	$11	$11
Consulting fees	-	-	-	2
Litigation	8	-	10	-
Miscellaneous write offs	15	-	10	-
Pension and other post-retirement benefit expense	1	-	2	-
Other	12	2	11	5

Total other expense	$42	$7	$44	$18
Other income:
Gain on sale of long-lived assets[1]	$(880)	$(11)	$(877)	$(2)
Office closure	-	-	-	(4)
Other	(1)	(7)	(4)	(9)

Total other income	$(881)	$(18)	$(881)	$(15)

Total	$(839)	$(11)	$(837)	$3

[1]	Primarily represents the 50% sale of Veladero and 25% sale of Cerro Casale. Refer to note 4.

B)    Impairment (Reversals) Charges

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Impairment (reversals) of long lived assets	$(5)	$4	$(1,130)	$5

Total	$(5)	$4	$(1,130)	$5

C)    Loss on Currency Translation

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Released on disposal and reorganization of entities	$-	$-	$11	$91
Other losses	32	23	24	71

Total	$32	$23	$35	$162

10 > INCOME TAX EXPENSE

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Current	$208	$147	$348	$393
Deferred	66	26	518	(34)

	$274	$173	$866	$359

Income tax expense was $866 million for the six months ended June 30, 2017. The underlying effective tax rate for ordinary income for the six months ended June 30, 2017 was 46% after adjusting for the impact of net currency translation losses on deferred tax balances, the impact of impairment charges (reversals), the impact of asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income for the six months ended June 30, 2017, was 30% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the six months ended June 30, 2017 and 2016, tax expense of $3 million and $22 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense/recovery.

BARRICK SECOND QUARTER 2017	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	$ 2	$ 1	$ (2)	$ (3)
Stock-based compensation expense	6	43	31	63
Income from investment in equity investees	(14)	(3)	(25)	(8)
Change in estimate of rehabilitation costs at closed mines	(3)	7	5	30
Net inventory impairment charges	3	34	6	60
Change in other assets and liabilities	(1)	70	(97)	(38)
Settlement of rehabilitation obligations	(14)	(19)	(23)	(37)

Other operating activities	$ (21)	$ 133	$ (105)	$ 67

Cash flow arising from changes in:
Accounts receivable	$ 42	$ (155)	$ 58	$ (168)
Inventory	(154)	(80)	(231)	(111)
Other current assets	(50)	(6)	(94)	29
Accounts payable	(3)	89	(54)	(66)
Other current liabilities	(17)	(37)	(57)	(34)

Change in working capital	$ (182)	$(189)	$ (378)	$ (350)

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2016	$ 30	$ 178	$ 990	$ 1	$ 1,199
Funds invested	1	-	-	8	9
Working capital adjustments	-	-	6	-	6
Equity pick-up (loss) from equity investees	(1)	2	27	(8)	20
Impairment charges	-	-	(49)	-	(49)

At December 31, 2016	$ 30	$ 180	$ 974	$ 1	$ 1,185
Funds invested	1	-	-	7	8
Equity pick-up (loss) from equity investees	(1)	11	22	(7)	25

At June 30, 2017	$ 30	$ 191	$ 996	$ 1	$ 1,218

BARRICK SECOND QUARTER 2017	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER

ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 21 of the 2016 annual consolidated financial statements for further information.

For the six months ended June 30, 2017, we recorded impairment reversals of $1,130 million (2016: $5 million impairment) for non-current assets, as summarized in the following table:

Summary of impairments (reversals)

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
Cerro Casale	$ -	$ -	$ (1,120)	$ -
Pascua-Lama	(9)	3	(15)	3
Other	4	1	5	2

Total	$ (5)	$ 4	$ (1,130)	$ 5

Indicators of impairment

Second Quarter 2017

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates, impacting Acacia’s Bulyanhulu and Buzwagi mines. In the first half of 2017, concentrate accounted for 36% of Acacia’s production at the group level, with 64% of Buzwagi production and 46% of Bulyanhulu production, respectively, being concentrate. Subsequently, during the second quarter 2017 two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced. Barrick, in its capacity as

Acacia’s largest shareholder, intends to begin direct discussions with the Government of Tanzania concerning the concentrate export ban and other issues during the week of July 30th.

The above has had a negative impact on the operating environment of Acacia and the three mines it operates in Tanzania. These changes, in combination with the ban imposed and proposed legislative changes (refer to note 18) have been identified by management as a potential indicator of impairment in the second quarter of 2017.

The key assumptions and estimates used in determining the fair value less cost to dispose (“FVLCD”) are short- and long-term gold prices ($1,200) and discount rate (5%).    As a result of the impairment assessment performed, no impairment charge was recorded. FVLCD is most sensitive to changes in these key assumptions, therefore a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the discount rate of 1%. Neither of these reasonably possible changes in key assumptions would result in an impairment.

The assessment assumed that negotiations around resolving the current in-country matters are resolved. Should this not be the case, a carrying value assessment review will be performed again, and this might or might not result in the recognition of impairment losses.

First Quarter 2017

As noted in note 4, on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

BARRICK SECOND QUARTER 2017	76	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A)  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $551 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B)  Debt1

	As at June 30, 2017	As at December 31, 2016
4.4%/5.7% notes[2,9]	$ 1,467	$ 1,467
3.85%/5.25% notes	1,078	1,078
5.80% notes[3,9]	395	395
6.35% notes[4,9]	593	593
Other fixed-rate notes[5,9]	1,325	1,607
Project financing	247	400
Capital leases[6]	78	114
Other debt obligations	607	609
2.5%/4.10%/5.75% notes[7,9]	1,569	1,569
Acacia credit facility[8]	85	99

	$ 7,444	$ 7,931
Less: current portion[10]	(116)	(143)

	$ 7,328	$ 7,788

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]

Consists of $1.5 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.3 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[6]	Consists primarily of capital leases at Pascua-Lama, $30 million, and Lagunas Norte, $41 million (2016: $50 million and $56 million, respectively).
[7]

Consists of $1.6 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $731 million of BGC notes due 2023 and $850 million of BNAF notes due 2043.

[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of project financing ($50 million; 2016: $72 million), other debt obligations ($4 million; 2016: $5 million), capital leases ($34 million; 2016: $38 million) and Acacia credit facility ($28 million; 2016: $28 million).

Project financing

During Q1 2017, $155 million of the Pueblo Viejo Project Financing Agreement was repaid.

Debt Management

On June 20, 2017, we executed the make-whole redemption on $279 million of BGC notes due 2019. The settlement resulted in a debt extinguishment loss of $26 million.

On March 21, 2016, we settled a cash tender offer for up to $750 million for specified series of outstanding notes. The settlement resulted in a debt extinguishment loss of $37 million. On June 24, 2016, we executed the make-whole redemption on $105 million of BGC notes due 2018. The settlement resulted in a debt extinguishment loss of $3 million. On September 26, 2016, we executed the make-whole redemption on $273 million of BNAF notes due 2018. The settlement resulted in a debt

BARRICK SECOND QUARTER 2017	77	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

extinguishment loss of $30 million. On December 2, 2016, we settled a cash tender offer for up to $650 million for specified outstanding notes. The settlement resulted in a debt extinguishment loss of $59 million.

15 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

Quoted
prices in
active
	markets	Significant
	for	other	Significant
	identical	observable	unobservable
As at June	assets	inputs	inputs	Aggregate
30, 2017	(Level 1)	(Level 2)	(Level 3)	fair value
Cash and equivalents	$ 2,926	$ -	$ -	$ 2,926
Other investments	25	-	-	25
Derivatives	-	(72)	-	(72)
Receivables from provisional copper and gold sales	-	98	-	98

	$ 2,951	$ 26	$ -	$ 2,977

  B)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2017		As at Dec. 31, 2016
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Financial assets
Other receivables	$ 568	$ 568	$ 399	$ 399
Other investments[1]	25	25	18	18
Derivative assets	1	1	2	2

	$ 594	$ 594	$ 419	$ 419

Financial liabilities
Debt[2]	$ 7,444	$ 8,585	$ 7,931	$ 8,279
Derivative liabilities	73	73	78	78
Other liabilities	212	212	216	216

	$ 7,729	$ 8,870	$ 8,225	$ 8,573

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C)    Assets Measured at Fair Value on a Non-Recurring Basis

Quoted
prices in
active
	markets	Significant
	for	other	Significant
	identical	observable	unobservable
As at June 30,	assets	inputs	inputs	Aggregate
2017	(Level 1)	(Level 2)	(Level 3)	fair value
Property, plant and equipment[1]	$ -	$ -	$ 1,579	$ 1,579

[1]	Property, plant and equipment were written up by $1,130 million, which was included in earnings relating to our Cerro Casale property. Refer to note 4B.

The Company’s valuation techniques were presented in Note 26 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in these interim financial statements.

  16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,166,003,015 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 428,944 common shares issued to shareholders for the six months ended June 30, 2017.

BARRICK SECOND QUARTER 2017	78	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > NON-CONTROLLING INTERESTS

	Pueblo		Cerro	South
	Viejo	Acacia	Casale	Arturo
	40`%	36.1%	25%	40%	Total
At January 1, 2017	$ 1,311	$ 704	$ 319	$ 44	$ 2,378
Share of income	68	22	173	-	263
Cash contributed	-	-	1	7	8
Decrease in non-controlling interest[1]	-	-	(493)	-	(493)
Disbursements	(67)	(12)	-	(34)	(113)
At June 30, 2017	$ 1,312	$ 714	$ -	$ 17	$ 2,043

[1]	Represents the sale of a 25% interest in Cerro Casale. Refer to note 4B.

18 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2016 (the “Audited Annual Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the Audited Annual Financial Statements.

Litigation and Claims Update

US Shareholder Class Action

On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserts claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. The Court has not yet consolidated the cases or appointed a lead plaintiff or lead counsel for the matter. The

Company believes that the claims are without merit and intends to defend them vigorously. No amounts have been accrued for any potential losses under these matters.

Pascua-Lama – SMA Regulatory Sanctions

The final resolution from Chile’s environmental regulator (SMA) in respect of the administrative proceedings remains pending and CMN continues to respond to information requests from the SMA from time to time.

Pascua-Lama – Constitutional Protection Action

On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, against CMN, and ordering the mining authority (Sernageomin) to issue a new resolution on the Temporary Closure Plan after receiving such information. A new resolution from Sernageomin could reject the Temporary Closure Plan or reapprove the Temporary Closure Plan as originally issued, or impose additional closure-related obligations on CMN. CMN continues to work with Sernageomin in support of the Temporary Closure Plan.

Pascua-Lama – Water Quality Review

A hearing took place on July 25, 2017. A decision of the Environmental Court is pending.

Veladero – Cyanide Leaching Process – Civil Action

MAG replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage.

Veladero – Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following corrective actions.

BARRICK SECOND QUARTER 2017	79	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. No amounts have been recorded for any potential liability rising from these matters, as the Company cannot reasonably predict the outcome.

Provincial Amparo Action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. On June 23, 2017, the Federal Court

decided that it is competent to hear the case, and referred the case to the court of appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action, which alleges that Placer Dome Inc. violated the Petitioners’ constitutional right to a balanced and healthful ecology at the Marcopper mine in the Philippines, and that the Company is liable for the alleged actions and omissions of Placer Dome Inc. In March 2017, the Court of Appeals asked Petitioners whether they intend to pursue the action. The Company is awaiting receipt of the Petitioner’s notification of their intentions.

Acacia Mining plc – Concentrate Export Ban and Related Disputes with the Government of Tanzania

In March 2017, the Tanzanian Ministry of Energy and Minerals imposed a ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, various investigations were conducted on behalf of the Tanzanian Government, which have resulted in allegations of undeclared revenue and unpaid taxes being made against Acacia which Acacia considers to be implausible. Acacia has received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion. Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government over recent months. In this context, on July 4, 2017, Acacia caused arbitration notices to be served in Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the relevant Mineral Development Agreements. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. The Government of Tanzania has informed Barrick that at this stage it wishes to continue their dialogue, and therefore Acacia will not participate directly in these discussions when they commence. Any potential resolution that might be identified as a result of such discussions will be subject to approval by Acacia. No amounts have been recorded for

BARRICK SECOND QUARTER 2017	80	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

any potential liability or asset impairment arising from these matters.

In addition, new and amended legislation was passed in Tanzania in early July, 2017, including an amendment to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. Acacia continues to monitor the impact of the new legislation in light of its Mineral Development Agreements with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports.

BARRICK SECOND QUARTER 2017	81	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email:  investor@barrick.com

Website:  www.barrick.com

TRANSFER AGENTS AND REGISTRARS

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

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6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email:  inquiries@canstockta.com

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SHARES LISTED

ABX –	The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT

Daniel Oh	Andy Lloyd
Senior Vice President	Senior Vice President
Investor Engagement and Governance	Communications
Telephone: +1 416 307-7474	Telephone: +1 416 307-7414
Email: doh@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this press release including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “goal”, “drive”, “strategy”, “pursue”, “continue”, “estimate”, “potential”, “assume”, “indicate”, may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) potential mineralization and metal or mineral recoveries; (viii) savings from our improved capital management program; (ix) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) our pipeline of high confidence projects at or near existing operations; (xi) the benefits of unifying the Cortez and Goldstrike operations; (xii) asset sales, joint ventures and partnerships; and (xiii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; the duration of the Tanzanian ban on mineral concentrate exports; the outcome of discussions between Barrick (on behalf of its 63.9%-owned subsidiary, Acacia Mining plc (“Acacia”)) and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 will be implemented and the impact of these and other legislative changes on Acacia; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.